SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*

                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)

     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 27, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          506,811
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       0
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                506,811
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 78
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                          14,476
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                                       506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                                14,476
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 14 to SCHEDULE 13D

         This amendment ("Amendment No. 14") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 14 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4            PURPOSE OF TRANSACTION

                  Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

                  On February 27, 2007, in connection with that certain lawsuit pending in the Circuit Court for Baltimore City in the State of Maryland (the "Court") against the Issuer, derivatively against each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit"), Costa Brava and Wynnefield Partners Small Cap Value, L.P. (the "Partnership" or "Wynnefield") filed a Second Amended Complaint (the "Second Amended Complaint") in order to, among other things, add an additional party, John R.C. Porter, majority common stock holder of the Issuer and alleged recipient of Fraudulent Conveyances from the Issuer (as defined in the Lawsuit) as an additional defendant in the Lawsuit. A copy of the Second Amended Complaint filed in the Lawsuit is filed herewith and attached hereto as Exhibit 99.16 and incorporated herein by reference. Any descriptions herein of the Second Amended Complaint are qualified in their entirety by reference to the Second Amended Complaint. The Reporting Persons do not have, and the Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings relating to the Lawsuit.

                  On March 1, 2007, in connection with the prior request made by Costa Brava to the Issuer to call a special meeting of the Issuer's Redeemable Preferred Stock, Costa Brava submitted a letter to the Issuer nominating Seth W. Hamot and Andrew R. Siegel, principals of Costa Brava, to stand for election as Class D directors to the Issuer's Board of Directors (the "Nominating Letter"), a copy of which is attached hereto as
                  Exhibit 99.17.

                  As of the date of this Amendment No. 14, except as set forth above, and in the Second Amended Complaint and the Nominating Letter, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
                  Item 4 of the instructions to Schedule 13D.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1        Joint Filing Agreement
                  Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
                  Exhibit 99.2     Costa Brava Letter dated June 30, 2005*
                  Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
                  Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
                  Exhibit 99.5     Goodman Letter dated November 11, 2005*
                  Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
                  Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*
                  Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
                  Exhibit 99.9     Owsley Letter dated December 27, 2005*
                  Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
                  Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
                  Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
                  Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
                  Exhibit 99.14 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
                  Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
                  Exhibit 99.16 Second Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 27, 2007
                  Exhibit 99.17    Nominating Letter dated March 1, 2007

                  *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 to the Schedule 13D is true, complete and correct.


Dated:  March 5, 2007
                                        COSTA BRAVA PARTNERSHIP III, LP


                                        By:      Roark, Rearden & Hamot, LLC
                                                 Its General Partner

                                        By:      /s/ SETH W. HAMOT
                                                 ------------------------------
                                        Name:    Seth W. Hamot
                                        Title:   Manager


                                        ROARK, REARDEN & HAMOT, LLC


                                        By:      /s/ SETH W. HAMOT
                                                 ------------------------------
                                        Name:    Seth W. Hamot
                                        Title:   Manager


                                        /s/ SETH W. HAMOT
                                        ----------------------------------------
                                        Seth W. Hamot


                                        WHITE BAY CAPITAL MANAGEMENT, LLC


                                        By:      /s/ ANDREW R. SIEGEL
                                                 ------------------------------
                                        Name:    Andrew R. Siegel
                                        Title:   Manager



                                        /s/ ANDREW R. SIEGEL
                                        ----------------------------------------
                                        Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1         Joint Filing Agreement

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December 27,
                  2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated December
                  27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*

Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*

Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*

Exhibit 99.14 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*

Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*

Exhibit 99.16 Second Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 27, 2007

Exhibit 99.17     Nominating Letter dated March 1, 2007

*Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 14 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  March 5, 2007
                                        COSTA BRAVA PARTNERSHIP III, LP


                                        By:      Roark, Rearden & Hamot, LLC
                                                 Its General Partner

                                        By:      /s/ SETH W. HAMOT
                                                 ------------------------------
                                        Name:    Seth W. Hamot
                                        Title:   Manager


                                        ROARK, REARDEN & HAMOT, LLC


                                        By:      /s/ SETH W. HAMOT
                                                 ------------------------------
                                        Name:    Seth W. Hamot
                                        Title:   Manager


                                        /s/ SETH W. HAMOT
                                        ----------------------------------------
                                        Seth W. Hamot


                                        WHITE BAY CAPITAL MANAGEMENT, LLC


                                        By:      /s/ ANDREW R. SIEGEL
                                                 ------------------------------
                                        Name:    Andrew R. Siegel
                                        Title:   Manager



                                        /s/ ANDREW R. SIEGEL
                                        ----------------------------------------
                                        Andrew R. Siegel

                                  EXHIBIT 99.16

     Second Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 27, 2007

--------------------------------------------------------------------------------
COSTA BRAVA PARTNERSHIP III, L.P.,               *   IN THE
and WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P., for themselves, and             *   CIRCUIT COURT
derivatively for TELOS CORPORATION,
                                                 *   FOR
           Plaintiffs,
                                                 *   BALTIMORE CITY
v.
                                                 *   Case No. 24-C-05-009296
TELOS CORPORATION, GEOFFREY B. BAKER,
DAVID F. BORLAND, NORMAN P. BYERS,               *   SPECIALLY ASSIGNED TO
MICHAEL P. FLAHERTY, FRED CHARLES IKLE,              JUDGE MATRICCIANI
ROBERT J. MARINO, JOHN M. McDUFFIE,              *
LANGHORNE A. MOTLEY, MICHELE
NAKAZAWA, MALCOLM M.B. STERRETT,                 *
RICHARD TRACY, EDWARD L. WILLIAMS,
JOHN B. WOOD, and JOHN R.C. PORTER,              *

           Defendants.                           *

     SERVE ON:                                   *

JOHN R.C. PORTER                                 *
34 Rue Concorde
1050 Brussels, Belgium                           *

                                                 *

                                                 *
--------------------------------------------------------------------------------
                       * * * * * * * * * * * * * * * * * *

                            SECOND AMENDED COMPLAINT
                            ------------------------

         Plaintiff Costa Brava Partnership III, L.P., by and through its attorneys Shumaker Williams, P.C. and Warner Stevens, L.L.P., and Plaintiff Wynnefield Partners Small Cap Value, L.P., by and through its attorneys Whiteford, Taylor & Preston, L.L.P., and Kane Kessler, P.C., individually and on behalf of Telos Corporation for their Second Amended Complaint herein allege as follows:

                                       I.
                                  INTRODUCTION
                                  ------------

         1. Plaintiffs Costa Brava Partnership III, L.P., and Wynnefield Partners Small Cap Value, L.P. bring this lawsuit for themselves and derivatively for Telos Corporation.

         2. This is a derivative action filed on behalf of Telos Corporation. Defendant John R.C. Porter ("Porter") effectively controls Telos Corporation ("Telos"). Porter holds a majority position in all of Telos' securities, notes and other instruments except one: Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock ("ERPS").

         3. Porter's capital investments in Telos originated from his family, and Porter operates Telos as his own personal checkbook to finance his own living expenses and, secretly, his mother's living expenses. (See Paragraphs 61-86)

         4. Since 1992, Porter and his cohort Defendant John Wood ("Wood"), chief executive officer of Telos, have operated the business for the purpose of providing regular cash flow to Porter. Wood was handsomely rewarded for his assistance in protecting Porter's cash cow. (See Paragraphs 241-289)

         5. For example, Porter and Wood caused Telos to transfer significant assets to a subsidiary of Telos called Enterworks, Inc. ("Enterworks"). In a short time after the initial investment, Telos granted stock and other ownership options in Enterworks to insiders of Telos--not Telos itself. Shortly after that investment, Telos forgave a substantial amount of Enterworks' debts to Telos and entered other transactions which, at the time, could have been used to bring most if not all of Telos' ERPS dividend obligation current. Coincident with forgiving the debt to Telos, Porter and Wood structured the proposed Enterworks transaction such that, upon a successful initial public offering of Enterworks, Porter and Wood would walk away with millions of dollars. Unfortunately for Porter and Wood, the unforeseen tech bust of 2000 postponed the possibility of a successful initial public offering of Enterworks, and Telos was left holding the bag. Despite the utter failure of its investment in Enterworks, Telos continues to fund Enterworks on an annual basis and continues to write off those investments in their entirety. (See Paragraphs 260-281)

         6. Porter and Wood have been incredibly successful in using Telos as their own personal bank account for the past 16 years. Porter has received steady cash flow from Telos, including unauthorized dividends on his common stock in the form of "consulting fees," and above-market interest payments on notes issued by Telos despite Telos' public claims of insolvency and despite Telos' dismal business performance. (See Paragraphs 224-240) During the same time, Wood has become one of the highest-compensated executives in the Washington, D.C. area, and regularly receives bonuses and other discretionary compensation, including stock options in Telos' wholly-owned subsidiaries. (See Paragraphs 241-289; 134-143)

         7. All the while, Telos' officers and directors have failed in their primary fiduciary duties to protect the interests of the corporation. Due to Porter's ultimate veto power achieved through his majority ownership of Telos' securities, Telos' officers and directors have abdicated their fiduciary duties and allowed Porter and Wood to do as they see fit. In exchange for looking the other way, Telos' officers and directors receive substantial salaries, bonuses, stock option grants, and other perks including the use of Telos' corporate golf club memberships. (See Paragraphs 241-289, 134-143).

         8. In addition, Telos' officers and directors have readily signed and certified materially misstated financial statements filed with the SEC with the purpose of protecting Porter's positions in Telos at the expense of the ERPS holders. (See Paragraphs 209-223, 90-132).

         9. Porter's and Wood's plan had only one flaw: Telos' publicly-traded ERPS. The ERPS holders are entitled to 12% returns on the ERPS per year, as well as the mandatory redemption of the ERPS themselves beginning December 1, 2005. Telos has failed to pay dividends on the ERPS since 1992, and the resulting liability for Telos has been mushrooming ever since. (See Paragraphs 47-60)

         10. Porter's majority position in Telos' capital structure, combined with his domination of Telos' Board of Directors ("Board"), has allowed him to exploit Telos at the expense of the ERPS holders for the past 16 years. Porter, Wood and Telos have largely ignored the ERPS holders, aside from their attempt to obstruct the ERPS holders from exercising their right to elect two Class D Directors to Telos' Board. (See Paragraphs 40-46, 164-201, 90-132, 134-143)

         11. Recent events have exacerbated the consequences of Telos' failure to fulfill its obligations to the ERPS holders. An accounting regulation change in 2003 forced Telos to record the entirety of its obligations on the

ERPS as a liability, devastating Telos' balance sheet and, combined with Telos' history of operating losses, made it difficult for Telos to effectively navigate the capital market. (See Paragraphs 202-240)

         12. On December 1, 2005, the event for which Porter and Wood failed to adequately plan finally arrived: the first of Telos' ERPS redemption obligations came due. Telos refused to redeem the ERPS and pay dividends on that date citing multiple bogus justifications. Despite Telos' long history of handsome rewards to its officers and directors, and handsome investments in entities such as Enterworks, now suddenly Telos claimed it did not have the requisite legally available funds to redeem the ERPS and pay dividends.

         13. With a plan strikingly similar to the effort to benefit Telos' insiders via transferring funds to Enterworks, Porter and Wood were planning to divest Telos of its most significant assets by transferring them to a wholly-owned subsidiary named Xacta Corporation ("Xacta"). Of all the stock options granted in Xacta, two-thirds were granted to just 5 Telos insiders. The plan was to transfer Telos' assets to Xacta for pennies on the dollar and then sell Xacta, allowing Telos' insiders to profit from the assets which provide equity to all stakeholders in Telos. (See Paragraphs 282-289)

         14. The ERPS holders have seen 16 years of these shenanigans, and enough was enough. Plaintiff Costa Brava Partnership III, L.P. and Plaintiff Wynnefield Partners Small Cap Value, L.P. filed this lawsuit on behalf of all stakeholders in Telos asking that this Court put an end to Porter's oppression, Wood's control, and Telos' officers' and directors' history of unfair treatment of its ERPS holders.

                                       II.
                                     PARTIES
                                     -------

         15. Plaintiff Costa Brava Partnership III, L.P. ("Costa Brava"), is a limited partnership organized under the laws of Delaware, with its principal place of business in Massachusetts.

         16. Plaintiff Wynnefield Partners Small Cap Value, L.P. ("Wynnefield") is a limited partnership organized under the laws of New York with its principal place of business in New York.

         17. Defendant Telos Corporation ("Telos") is a Maryland corporation with its principal place of business located at 19886 Ashburn Road, Ashburn, Virginia 20147. Telos has previously entered an appearance before the Court in this case.

         18. Defendant Michael P. Flaherty ("Flaherty") is an officer of Telos serving in the capacity of Executive Vice President. Flaherty has previously entered an appearance before the Court in this case.

         19. Defendant Robert J. Marino ("Marino") is an officer and director of Telos, serving in the capacity of Executive Vice President. Marino has previously entered an appearance before the Court in this case.

         20. Defendant Edward L. Williams ("Williams") is an officer of Telos, serving in the capacity of Executive Vice President. Williams has previously entered an appearance before the Court in this case.

         21. Defendant John B. Wood ("Wood") is an officer and director of Telos, serving in the capacity of Chief Executive Officer and Chairman of the Board. Wood has previously entered an appearance before the Court in this case.

         22. Defendant Geoffrey B. Baker ("Baker") is former director of Telos. Baker has previously entered an appearance before the Court in this case.

         23. Defendant David Borland ("Borland") is a director of Telos. Borland has previously entered an appearance before the Court in this case.

         24. Defendant Norman P. Byers ("Byers") is a former director of Telos. Byers has previously entered an appearance before the Court in this case.

         25. Defendant Doctor Fred Charles Ikle ("Ikle") is a former director of Telos. Ikle has previously entered an appearance before the Court in this case.

         26. Defendant Ambassador Langhorne A. Motley ("Motley") is a former director of Telos. Motley has previously entered an appearance before the Court in this case.

         27. Defendant Malcolm M.B. Sterrett ("Sterrett") is a former director of Telos. Sterrett has previously entered an appearance before the Court in this case.

         28. Defendant Lieutenant General (ret.) John M. McDuffie ("McDuffie") is a former officer of Telos. McDuffie has previously entered an appearance before the Court in this case.

         29. Defendant Michele Nakazawa ("Nakazawa") is an officer of Telos serving as Senior Vice President and Chief Financial Officer. Nakazawa has previously entered an appearance before the Court in this case.

         30. Defendant Richard Tracy ("Tracy") is an officer of Telos serving as Senior Vice President and Chief Security Officer. Tracy has previously entered an appearance before the Court in this case.

         31. Defendant John R.C. Porter ("Porter") is a long-term employee of Telos pursuant to an alleged consulting agreement between Porter and Telos, and is also its majority common shareholder. Porter may be served with process at the address listed in Telos' latest Form 14A filed with the SEC: 34 Rue Concorde, 1050 Brussels, Belgium.

                                      III.
                             JURISDICTION AND VENUE
                             ----------------------

         32. This Court has subject matter jurisdiction over this proceeding because the amount at issue exceeds the minimum jurisdictional limits of this Court.

         33. Venue is proper in Baltimore City because Telos maintains its resident agent for service of process there.

         34. Personal jurisdiction over defendant Porter in this Court is appropriate because Porter performs work and service in the state of Maryland. Porter is an employee of Telos pursuant to a consulting agreement between Porter and Telos, and he is compensated annually for the work and services he purportedly provides to Telos. Additionally, Porter transacts business in the state of Maryland through his control of a Maryland corporation via his majority holdings in Telos. Porter has the power to appoint all but two of Telos' directors, and regularly exercises this power. Porter exerts further control over Telos via a Proxy Agreement whereby certain directors have agreed to act as proxies and specifically represent the interests of Porter. The Proxy Agreement also requires Porter's approval of any sale of all or substantially all of

Telos' assets, which Porter utilized when he rejected the recommendation of Telos' Transaction Committee that a sale of Telos as a whole would benefit Telos and all its shareholders. Porter regularly causes Telos to make disbursements in his favor, whether in the form of cash payments on his subordinated notes, or in the form of stock options or other grants of securities in Telos and its subsidiaries.

                                       IV.
                                      FACTS
                                      -----

A.       Introduction.

         35. Telos is a systems integration and services company that serves information technology needs of U.S. Government agencies and state and local governments

         36. Telos also owns all of the issued and outstanding share capital of Xacta, a wholly-owned subsidiary that develops, markets, and sells government-validated secure enterprise solutions to government and commercial customers.

         37. As of December 31, 2005, Telos owned 19.4% of Enterworks on a fully diluted basis.

         38. Defendants Flaherty, Marino, Williams, Wood, Nakazawa and Tracy currently serve as officers of Telos. Defendant McDuffie is a former officer of Telos who resigned on February 28, 2006, after Plaintiffs filed their original Complaint. These defendants (collectively, "Officers") all served during the relevant time periods for this lawsuit.

         39. Defendants Wood, Marino, and Borland currently serve as directors of Telos. Defendant Ikle resigned as a director of Telos on March 2, 2006, after Plaintiffs filed their original Complaint. Defendants Baker, Byers, Motley, and Sterrett also resigned as directors of Telos on August 16, 2006, after Plaintiffs filed their original Complaint. These defendants (collectively, "Directors") all served during the relevant time periods for this lawsuit.

         1.       Telos' capital structure.

         40. Telos' most senior obligation in its capital structure is a revolving credit facility with Wells Fargo Foothill, Inc. ("Wells Fargo Facility").

         41. Immediately junior to the Wells Fargo Facility in terms of priority, Telos has general trade creditors and vendors.

         42. Immediately junior to the general trade creditors and vendors, Telos issued two series of senior subordinated notes, which are held by largely the same person that holds the majority of Telos' common stock: Porter. Immediately junior to the senior subordinated notes, Telos issued senior preferred stock, owned largely by the same person that holds Telos' common stock: Porter. Other holders include Toxford Corporation ("Toxford"), a Panamanian corporation wholly-owed by a United Kingdom trust established by Porter's parents for his benefit, and Zollikon Investments, SA, a British Virgin Islands entity ("Zollikon"). Zollikon was a successor in interest to Porter's father's senior subordinated notes, as detailed in the Wells Fargo Facility. Upon information and belief, Zollikon recently purchased an apartment in London in which Shirley Porter resides.

         43. Immediately junior to the senior preferred stock, Telos issued the ERPS, Telos' only publicly traded security. Plaintiffs Costa Brava and Wynnefield hold shares of Telos' ERPS.

         44. Immediately junior to the ERPS are Telos' Class A and Class B Common Stock ("Common Stock") with identical rights, preferences, and limitations, approximately 79 percent of which are held by the same person who owns the senior subordinated notes and the senior preferred stock: Porter.

         45. Holders of Common Stock collectively hold the right to elect all of the members of Telos' Board, except for two "Class D" directors which are elected by the ERPS holders.

         2.       The 12% Cumulative Exchangeable Redeemable Preferred Stock.

         46. The ERPS was issued in 1989, following the merger of Telos and C3 Acquisition Corporation. As of September 30, 2005, there were 3,185,586 certificates of ERPS outstanding at a face value of $10.00 per ERPS share. The total current mandatory redemption face value on the ERPS is greater than $31 million.

         47. Plaintiff Costa Brava holds 506,811 shares of Telos' ERPS that were first purchased beginning January 11, 2005. These holdings constitute approximately 15.9% of the outstanding Telos ERPS.

         48. Plaintiff Wynnefield holds 131,800 shares of Telos' ERPS that were first purchased in 1995. These holdings constitute approximately 4.1% of the outstanding Telos ERPS.

         49. Rights of ERPS holders are set forth in a Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission ("SEC") in 1989.

                  (a) Dividend Rights.

         50. ERPS holders' dividend rights are set out in the Registration Statement as follows:

         Dividends. The [ERPS] will bear semi-annual dividends at the annual rate of 12% ($1.20) per share, based on the liquidation preference of $10 per share, and will be fully cumulative. Dividends will be payable by the Company, when and if declared by the Board of Directors, commencing with the first sixth-month anniversary of the first of the following to occur after the Effective Date (i) the fifteenth day of the month in which the Effective Date occurs or (ii) the first day of the following month and on each six-month anniversary thereof (each of such dates being a "Dividend Payment Date"). Such dividends will be paid in preference to dividends on the Surviving Corporation Common Stock and any other class or series of preferred stock of the Company the terms of which specifically provide that such class or series will rank junior to the Preferred Stock (the "Junior Securities"). Such dividends will be paid to the holders of record at the close of business on the date (not more than 90 days prior to the respective Dividend Payment Date) specified by the Board of Directors at the time the dividend is declared. Payment of cash dividends on the [ERPS] will be subject to certain restricted payment provisions contained in certain of the Company's financing agreements. In addition, Maryland Law contains certain restrictions on the payment of dividends in cash or in additional shares of [ERPS].

         51. By the terms of this provision, holders of the ERPS are entitled to semi-annual fixed dividends on their shares. According to the Registration Statement, Telos was obligated to make dividend payments to the ERPS shareholders as of June 1, 1990 and on each six month anniversary thereafter.

         52. Telos ceased declaring and paying cash dividends on the ERPS in 1991. Unpaid dividends due on the 3,185,586 outstanding ERPS have accrued since December 1991 and continue to accrue. Accrued unpaid dividends owing on the outstanding ERPS now total at least $79,000,000.

                  (b) Redemption Rights.

         53. The ERPS are fixed-term securities which must be redeemed by Telos. The Registration Statement establishes a mandatory ERPS redemption schedule:

         Redemption. Subject to the legal availability of funds therefor, any contractual restrictions then binding on the Company and applicable state law, the [ERPS] may be redeemed at any time, in whole or in part, at the Company's option, at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) thereon to the date fixed for redemption without interest. Mandatory annual redemptions (subject to the legal availability of funds, any contractual restrictions then binding on the Company and applicable state law) will commence on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures) after the sixteenth anniversary of the Effective Date and will continue thereafter on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures following each subsequent anniversary of the Effective Date at a redemption price of $10 per share, together with all accrued and unpaid dividends (whether or not earned or declared) on the date fixed for redemption, without interest. The number of shares of [ERPS] to be mandatorily redeemed on any such redemption date will be equal to at least 20% of the greatest number of shares of [ERPS] issued and outstanding at any time, and on the first Dividend Payment Date following the twentieth anniversary of the Effective Date, the Company will redeem all outstanding shares of [ERPS] at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) to such date.

         54. On the Dividend Payment Date occurring on December 1, 2005, the Registration Statement required that Telos redeem at least 20% of the outstanding shares of ERPS. At the same time Telos was required to pay accrued unpaid dividends on the ERPS. Telos should have redeemed an additional 20% of the outstanding shares of ERPS and paid dividends on those shares on December 1, 2006.

         55. To fund these obligations, Telos was required by the terms of the Registration Statement to establish a sinking fund for the redemption of the ERPS and payment of dividends.

         56. Pursuant to the Registration Statement, redemption of the ERPS and payment of the accrued dividends was set to begin on December 1, 2005.

         57. Telos did not meet its obligation to redeem at least 20 percent of the ERPS and pay dividends on December 1, 2005. In a Form 10-Q filed with the SEC on November 21, 2005, Telos stated that it "believes that the likelihood is that [Telos] will not be able to meet the redemption schedule" of the ERPS.

         58. Telos did not meet its obligation to redeem at least 20 percent of the ERPS and pay dividends on December 1, 2006.

         59. As of the date of this Second Amended Complaint, Telos has neither redeemed any of the ERPS nor paid any dividends on the ERPS. According to Telos' latest Form 10-Q filed with the SEC on November 20, 2006, "[Telos] believes that the likelihood is that it will not be able to make the remaining . .. . scheduled redemption payments as set forth in the terms of the [ERPS]."

B.       Porter's Interest in Telos.

         60. Telos is controlled by Porter. Porter owns a majority interest the two classes of securities immediately senior to the ERPS (the Porter Note and the senior preferred stock) and the Common Stock junior to the ERPS.

         61. Porter's status as a foreign citizen restricts his voting rights in his Common Stock. In accordance with a 1994 proxy agreement among Telos, the U.S. Defense Security Service (an agency of the U.S. Department of Defense) and Porter (the "Proxy Agreement"), certain members of Telos' Board are designated to exercise the voting rights of Porter's Common Stock. The Proxy Agreement is designed to limit the participation of Porter, a foreign national, in the affairs of a company that does business with the U.S. Department of Defense.

         62. Despite the limitations imposed by the Proxy Agreement, including the lack of direct control of the voting of his Common Stock, Porter has been able to leverage his standing as majority holder of Common Stock to continually extract above market-rate cash interest payments from Telos and other cash disbursements, while all other holders of Common Stock and ERPS holders have been forced to forego dividends on their shares. Porter received and continues to receive substantial and regularly-scheduled cash payouts from Telos.

         1.       The Porter family looting of Telos.

         63. Porter's current stake in Telos, its subsidiaries and affiliates, estimated to be approximately $35 million, represents cash that, upon information and belief, belongs to his parents Leslie Porter and Shirley Porter.

         64. In 1993 and 1994, Porter and Toxford purchased $15 million in Telos' Common Stock and senior preferred stock using assets that at least in part formerly belonged to Shirley Porter. Toxford was a Panamanian corporation wholly-owed by a United Kingdom trust established by Porter's parents for his benefit. Porter's purchase made him the majority owner of Telos.

         65. Later in 1995, Porter invested another $12.2 million, upon information and belief from assets originating from one or both of his parents, in Telos in the form of senior subordinated notes (collectively, the "Porter Note").

         66. As discussed in more detail below, the Porter Note contains terms which are seriously disadvantageous to Telos and create a windfall for Porter. Nevertheless, the maturity date of the Porter Note and the exorbitant interest payments have been repeatedly extended by Telos' Board, and Telos has been forced to pay concession fees to Porter upon these extensions, while Telos contemporaneously claimed that it did not have funds to pay its obligations on the ERPS.

         67. The Porter Note provides for quarterly payments in interest at approximately double the average interest rate on similar loans in the business community at large. Telos has never disclosed where it sends these quarterly interest payments.

         68. Porter uses Telos as his own personal savings bank, and, upon information and belief, uses his regular cash payouts from Telos to finance both his own living expenses as well as Shirley Porter's living expenses.

         2. Porter can draw cash from Telos whenever he likes, despite Telos' insolvency.

                  (a)      Porter's "consulting fees."

         69. In addition to the inflated quarterly interest payments on the Porter Note, Telos discloses that it makes annual payments to Porter for consulting fees. Since 1997, these consulting fees range between $200,000 and $260,000 per year.

         70. Telos refuses to disclose what services Porter rendered each year in exchange for these considerable sums, or even the nature of such services.

         71. Whatever the nature of Porter's consulting, it cannot delve deeply into Telos' core business: creating software solutions for the U.S. Department of Defense. By the terms of the Proxy Agreement, Telos is prohibited from disclosing any classified information or export-controlled technical data to Porter.

         72. The consulting fee arrangement is another vehicle by which Porter can receive cash payments from Telos.

         73. Consulting fees paid to Porter by Telos total approximately $1,960,000.

                  (b)      The Porter Note.

         74. As described above, Porter was issued the Porter Note by Telos in 1995. The transaction was structured such that Telos issued senior subordinated notes to Porter in exchange for his additional investment of capital in the company.

         75. In 1995, the Porter Note totaled approximately $12 million at an interest rate ranging from 14-17% per year. By comparison, the average prime interest rate in 1995 was only 8.8%. Current outstanding principal on the Porter
Note is approximately $5.2 million. The Porter Note also entitles Porter to interest payments.

         76. Originally set to mature in 2000, the maturity date of the Porter Note has been extended by Telos' Board on several occasions, most recently in 2005. Every time the Porter Note has been reviewed and renewed by Telos' Board, the background prime interest rate at the time of renewal was approximately half the interest rate in the Porter Note. On some occasions, the renewal of the Porter Note included fees paid to Porter by Telos, at the same time Telos stated in its filings with the SEC that Telos did not have sufficient funds to meet its obligations to the public holders of the ERPS.

         77. Significantly, the Porter Note contains an egregious pre-payment penalty which amounts to an anti-takeover provision. In the event of any principal payment of the Porter Note in advance of the maturity date, Telos would be required to pay an additional penalty to Porter which could reach the sum of $13.5 million (the "Pre-Payment Penalty"). Similarly, any change of control of Telos would also trigger the pre-payment penalty.

         78. A pre-payment provision in a note of this magnitude is highly unusual. In effect, the Pre-Payment Penalty (approximately $13.5 million) is so large and out of proportion to the underlying stake of the Porter Note (now, approximately $5.2 million) that it has the effect of a poison pill. The Pre-Payment Penalty is crucial for Porter to maintain his control of Telos and make sure that he can retrieve Shirley Porter's money in the event that Telos' Board should be replaced by a Board who is not as sympathetic to Porter's schemes.

         79. The Officers and Directors renewed the Porter Note's Pre-Payment Penalty each time the Porter Notes were renewed and extended.

         80. In Telos' Form 10-Q filed on November 15, 2002, Telos noted that it had repaid $3 million of the Porter Note, despite the fact that the maturity of the Porter Note had been extended to May of 2003. Telos later stated in 2004 that the repayment of $3 million of the Porter Note, in advance of its maturity, was executed on the demand of Porter.

         81. In 2005, the Porter Note was renewed and extended to 2008 at the same 17% interest rate, while the benchmark prime interest rate was 5.4%. Telos' Board renewed the Porter Note, along with the perpetuated accrual of the Pre-Payment Penalty, despite the fact that the Porter Note's Pre-Payment Penalty was a significant obstacle to any strategic transaction that would rectify Telos' insolvency.

         82. Telos' Board had the option not to renew the Porter Note upon its 2005 maturity, which would have nullified the Pre-Payment Penalty. Under the influence of Porter, who can single-handedly appoint and remove directors via his majority stake in Telos' Common Stock, Telos' Board renewed the Porter Note in full.

                  (c)      Telos' SG&A Expenses.

         83. Upon information and belief, Telos carries a high level of non-deductible selling, general and administrative expenses ("SG&A Expenses") relative to comparable firms in its industry.

         84. Telos does not publicly disclose the recipients of cash from Telos that would be classified as SG&A Expenses.

         85. Upon information and belief, Telos distributes cash and benefits to Porter and other insiders, and then classifies those expenses as SG&A Expenses.

C. Porter exerts control over Telos to veto any business strategy or transaction which would jeopardize his assets.

         86. Porter's influence over Telos is not limited to commanding illicit cash payments. Through his majority ownership of Telos' securities, Porter can veto any business strategy or transaction that will endanger not only the principal of his investment but also the regular cash payments Porter receives from Telos.

         87. Most recently, Porter's control has been illustrated by Telos' sudden reversal of position, publicly disclosed for 14 years, that Telos elected to pay dividends on the ERPS accrued from 1992 to 1995 in the form of additional shares of ERPS ("PIK Dividends") in lieu of cash dividends.

         88. Telos' illegitimate reversal of position has resulted in an artificial reduction of the total dollar amount owed to the ERPS holders by approximately $30 million. As a result, Porter receives a corresponding positive accrual via Porter's majority ownership of Telos' Common Stock, the only security junior to the ERPS.

         1. Porter and Telos reversed their position on PIK Dividends when the Porter assets were jeopardized.

         89. According to the Registration Statement, Telos is required to pay semi-annual dividends on the ERPS at the annual rate of 12% ($1.20 per ERPS). Each date that the dividend payment is due is defined as a "Dividend Payment Date." These dividends are fully cumulative and accrue without interest.

         90. When the ERPS were issued in 1989, Telos repeatedly stated in its Registration Statement to the SEC that the owners and prospective purchasers of the ERPS should expect payment of PIK Dividends in the first six years of the ERPS (1989-1995):

         During the first six years after the Effective Date, dividends on the [ERPS] may, at the option of the Company, be paid in cash or in additional shares of [ERPS]. It is anticipated that during such period all dividends on the [ERPS] will be paid in additional shares of [ERPS].

         It is currently anticipated that dividend payments on the [ERPS] and interest payments on the Exchange Debentures, if issued, will be made in additional shares of [ERPS] and additional Exchange Debentures, respectively, until the sixth anniversary of the Effective Date.

         [Telos] expects that during the six years commencing after the Effective Date, dividends on the [ERPS] will be paid in additional shares of [ERPS].

         The terms of the [ERPS] will provide that during the first six years following the Effective Date, [Telos] will have the option to (and [Telos] currently anticipates that it will) pay dividends on the [ERPS] in additional shares of [ERPS] in lieu of cash (subject to restrictions under applicable state law).

                  (a) Telos issued the ERPS in 1989 and initially paid PIK Dividends.

         91. Telos issued the ERPS in 1989 in association with the merger between C3 Acquisition Corp. ("CAC") and Knoll Capital Management, L.P. ("KCM"). Dividends on the ERPS were payable by CAC on June 1, 1990 and every six month anniversary thereafter. Telos failed to pay cash dividends on the first dividend payment date, citing lack of legally available funds. Consistent with the intention announced in the Registration Statement, however, Telos noted its intention to fulfill its dividend obligation in the form of PIK Dividends:

         The Company has the option to (and the Company currently anticipates that it will) pay dividends in [the form of PIK Dividends] in lieu of cash during the first six years after the issuance.

         92. Telos followed through with its statement to the public and to the ERPS holders. On December 1, 1990, and again on December 1, 1991, Telos declared and paid PIK Dividends to the ERPS holders in the form of 385,241 and 351,622 additional ERPS respectively.

                  (b) Telos stopped paying dividends on the ERPS after 1991 when Porter took control.

         93. In 1992, however, Telos' position with respect to the ERPS changed. Despite having declared and paid PIK Dividends on the ERPS in 1990 and 1991, Telos did not declare any dividends on the ERPS in 1992. For the first time, Telos pointed to provisions in its articles of incorporation which purportedly prevented Telos from distributing PIK Dividends:

         Telos declared no dividends on the ERPS during fiscal year 1992 due to restrictions in the Company's articles of incorporation. Cumulative undeclared dividends as of December 31, 1992 on the [ERPS] are equal to 444,414 shares. [ . . . ] The Company intends to amend its articles of incorporation to make clear that it has the ability to pay such dividends in [the form of PIK Dividends] in lieu of cash, notwithstanding the fact that the Company is in default under certain of the financial covenants contained in the subordinated debt . . . to such amendments from the requisite majorities of the Company's Series A-1 and A-2 Preferred Stock and of the Company's Common Stock.
         [1992 Form 10-K, pp. 10, 47] (emphasis added)

         94. Telos did not disclose the actual and specific provisions in its articles of incorporation that allegedly restricted Telos' ability to distribute PIK Dividends on the ERPS. Nor did Telos point to the provisions of the Series A-1 and A-2 Preferred Stock ("Series A-1 and A-2 Preferred Stock") which purportedly constrained the distribution of PIK Dividends on the ERPS. Additionally, Telos did not disclose the extent to which the company would be restricted from declaring or issuing dividends on its other securities. Telos made similar excuses, all lacking the relevant detail, in 1993, 1994 and 1995.

         95. Telos' change in stance regarding the PIK Dividends corresponds with the time that Porter took control of Telos.

                  (c)      Telos elected to pay PIK Dividends.

         96. Telos did make clear disclosures to the SEC and the public at large about one crucial issue: Telos voluntarily elected to pay PIK Dividends on the ERPS from 1992 to 1995. In 1992 Telos accrued for 444,414 additional ERPS of PIK Dividends to be distributed to the ERPS holders. In 1993, Telos again accrued for PIK Dividends to be distributed to the ERPS holders, but this time calculated the number to be 499,344 additional ERPS.

         97. Telos' later filings to the SEC make clear that Telos had elected to account for the ERPS dividends during the years 1992 through 1995 as PIK Dividends:

         For the years 1992 through 1994 and for the dividend payable June 1, 1995, the Company has accrued undeclared dividends in [the form of PIK Dividends]. These accrued dividends are valued at $3,950,000 [on the respective dividend date]. Had the Company accrued such dividends on a cash basis, the total amount accrued would have been $15,101,000. For the dividend payable December 1, 1995, the Company accrued $2,157,000 of dividends using a cash basis. All future dividend accruals will be on a cash basis. (emphasis added)

         98. After 1995, Telos no longer had the option to declare dividends on the ERPS in the form of additional ERPS pursuant to the Registration Statement. Nevertheless, Telos continuously reaffirmed its commitment to pay the 1992-1995 dividends on the ERPS in the form of PIK Dividends in no fewer than thirty-nine SEC filings between 1995 and 2005.

                  (d) Telos' misstatement of its ERPS obligations in its SEC filings.

         99. As required by federal and Maryland securities laws, Telos is responsible for truthfully disclosing the magnitude of its obligations with respect to the ERPS and unpaid dividends under both Generally Accepted Accounting Principles ("GAAP") and Generally Accepted Auditing Standards. These disclosures should include, inter alia, (1) the issue price of the ERPS shares;
(2) the periodic accretion necessary to amortize the difference between the issue price and the mandatory redemption price over the period of time from issuance to the stated maturity dates; (3) the issue price of the declared PIK Dividends; (4) the related accretion of those PIK Dividends to their respective mandatory redemption price; (5) the issue price of the PIK Dividends that would have been declared had Telos done so in lieu of the cash dividends that it did not pay; and (6) the related accretion of those PIK Dividends to their respective mandatory redemption price.

         100. However, Telos intentionally omitted the accrual of these additional ERPS in each financial statement it filed with the SEC and distributed to the public since 1992. In each and every subsequent year, up to and including Telos' most recent Form 10-Q in November, 2006, Telos has consistently misstated its ERPS obligations by ignoring the accrual of the PIK Dividends and the timing of the short-term mandatory obligation to redeem them.

         101. An independent review of Telos' financial statements filed with the SEC reveals that Telos' current balance sheet materially understates Telos' financial obligations with respect to the ERPS by approximately $40 million. Even the SEC has questioned whether Telos' accounting for the ERPS is in compliance with the SEC's disclosure requirements.

         102. Telos' officers Wood and Nakazawa wrongly certified that these materially misstated financial disclosures satisfied the requirements of the Public Company Accounting Reform and Investor Protection Act of 2002 ("Sarbanes-Oxley").

                  (e) Telos gave different and contradictory reasons for failing to pay PIK Dividends.

         103. Telos never clearly disclosed the exact reason for its failure to pay PIK Dividends on the ERPS in 1992 and thereafter. Instead, Telos pointed ambiguously to Telos' articles of incorporation as the reason for Telos' inability to pay PIK Dividends in 1992 and 1993. According to Telos, it would be unable to pay PIK Dividends until it could "amend its articles of incorporation to make clear that it has the ability to pay [the PIK Dividends] in lieu of cash, notwithstanding the fact that the Company is in default under certain of the financial covenants contained in the subordinated debt . . . to such amendments from the requisite majorities of the Company's Series A-1 and A-2 Preferred Stock and of the Company's Common Stock." [1992 Form 10-K, pp. 10, 47] Telos did not identify the provision in the articles of incorporation that needed to be amended, but clearly stated its intention to make that amendment.

         104. Telos' rationale for non-payment of the PIK Dividends in its Form 10-K for 1993 is even more vague. "[PIK Dividends] were not paid because of certain inconsistencies and ambiguities in the Company's articles of incorporation and certain of its debt agreements." Again Telos stated its intention to do what was necessary to correct the issue, but then included a substantial hedge:

         The Company does not know whether or not (Union de Banques Suisse ("UBS")) intends to consent to such amendments of its articles of incorporation as a holder of the Class B Redeemable Preferred Stock of the Company. The Company intends to seek consent to such amendments from the requisite majorities of the Company's Series A-1 and A-2 Preferred Stock and of the Company's Common Stock.

         105. In 1994, Telos added an additional explanation. In addition to needing amendments to undisclosed provisions in its Articles of Incorporation, Telos now stated that it would need to amend "certain of its debt instruments." Telos again failed to disclose precisely which of the debt instruments needed amendments and in what ways.

         106. While vague and ambiguous, these excuses essentially suggest the existence of two alleged issues. First, payment of the PIK Dividends was prohibited by some provision in the subordinated debt held by UBS. Second, payment of the PIK Dividends was prohibited by some provision in the Articles of Incorporation. As will be discussed more fully below, this latter excuse is further clarified by discussions of the Board in 2000, to make clear that the issue was an alleged provision in the Charter that stipulates that an affirmative vote of 100% of the Series A-1 and A-2 Preferred Stock was required before Telos could issue additional ERPS as dividends. Nevertheless, when examined further, it is clear that these excuses are without merit and, in fact, are belied by the conduct of Telos and the Board.

                           (i)      Subordinated debt.

         107. First, as set forth in the ERPS, payment of PIK Dividends is not constrained by any provisions in Telos' credit agreements. The specific paragraph addressing the impact of Telos' credit agreements makes clear that its application is only to the payment of cash dividends. This prohibition does not in any way restrict the payment of dividends in additional shares.

         108. On information and belief, the subordinated debt agreement(s) that existed between Telos and UBS did not contain any language that would have prevented Telos from paying the PIK Dividends. The subordinated debt between Telos and UBS was created at the same time as the ERPS (in 1989). The debt agreements were created in connection with the merger between CAC and KCM. Presumably, the drafters of these documents prepared them to be consistent with one another. In fact, the consistency was demonstrated by Telos' distributions of PIK Dividends in 1990 and 1991 contemporaneously with the servicing of the UBS debt. Regardless, Telos' SEC filings focus primarily on the alleged need to amend Telos' articles of incorporation to address alleged ambiguities and inconsistencies.

         109. The conduct of Telos and the Board further bolsters this conclusion. If some language in the subordinated notes prevented payment of the PIK Dividends, such language would have also applied to all securities junior to the ERPS - namely, Telos' Common Stock. However, while Telos was claiming an inability to pay the PIK Dividends, it was issuing additional shares of Common Stock.

         110. Finally, the subordinated notes held by UBS were retired in 1995. From that moment on, any alleged impediment posed by that subordinated debt no longer existed, and the PIK Dividends should have been paid.

         111. For example, in May 1998, all of UBS' equity holdings in Telos were retired at a cost of $6.5 million. These equity holdings included 7,500 shares of the Class B Preferred Stock, 1,837,773 shares of the Class A Common Stock, and 1,312,695 Class A Common Stock warrants.

         112. Then, in November 1998, Telos repurchased and retired 410,000 shares of the ERPS held by certain individuals by paying the holders $4.00 cash per ERPS. Telos did this cash repurchase despite its concurrent declarations to the SEC that it did not have any legally available funds to fulfill its dividend obligations to all holders of ERPS.

         113. Telos' actions clearly demonstrate that it had both the cash and the ability to complete certain transactions related to its securities. It is only when Telos is faced with payments to the ERPS holders that Telos claims that prohibitions in its debt agreements restrict Telos' ability to use cash. Obviously, if Telos was able to utilize its available cash to repurchase shares of the ERPS and retire the equity holdings of UBS, there was absolutely no impediment to the payment of the due and owing PIK Dividends.

                           (ii)     Series A-1 and Series A-2 Preferred Stock.

         114. When Telos issued securities senior to the ERPS, Telos intentionally created an exception to guarantee its ongoing ability to pay PIK Dividends on the ERPS. Telos issued its Series A-1 and A-2 Preferred Stock in 1990.

         115. At least initially, the Series A-1 and A-2 Preferred Stock posed no obstacle to the payment of dividends on the ERPS. Telos paid PIK Dividends on the ERPS in 1990 and 1991 without even a mention as to any possible prohibitions on the Series A-1 and A-2 Preferred Stock.

         116. It was not until the 1992 10-K that Telos mentioned for the first time that the terms of the Series A-1 and A-2 Preferred Stock may have conflicted with the payment of PIK Dividends on the ERPS.

         117. The terms of the Series A-1 and A-2 Preferred Stock are contained within a January 14, 1992 Form 8-K. Both securities contain identical provisions restricting payment of cash dividends on junior securities:

         If at any time full dividends which have accrued . . . on the Series A-1 Preferred Stock shall not have been paid in full . . . then the deficiency shall be declared and paid . . .before any dividend (other than dividends payable solely in shares of [junior securities] . . .) or other distribution . . .

         118. Hence, the prohibitions on payment of cash dividends on junior securities in the Series A-1 and A-2 Preferred Stock specifically exclude payment of PIK Dividends on the ERPS. This language is consistent with the language of the ERPS.

         119. According to the ERPS Registration Statement, there is no restriction on payment of the PIK Dividends based on any alleged default in payments owing the Series A-1 and A-2 Preferred Stock. These instruments are clearly consistent with one another on this issue and there is certainly no ambiguity. This conclusion is again bolstered by the conduct of Telos and the Board.

         120. While Telos was claiming an inability to pay the PIK Dividends, it was issuing additional shares of Common Stock. The Series A-1 and A-2 Preferred Stock clearly define both the ERPS and Telos' Common Stock as "Junior Securities" and any restrictions applied to the Junior Securities (as opposed to simply the ERPS). Thus, if Telos could issue shares of Common Stock, it could pay the PIK Dividends.

         121. In addition, the restrictions that do exist in the Series A-1 and A-2 Preferred Stock apply to the use of Telos' cash. If Telos had the authority to retire all of UBS' equity holdings in May 1998 and repurchase 410,000 ERPS in November 1998, it was able to pay the PIK Dividends.

                  (f) In 2006, Telos wrongfully asserted, for the first time, an alleged right to elect to pay the PIK Dividends in cash.

         122. After almost 15 years of promising to pay the ERPS holders PIK Dividends, Telos recently changed its mind. On May 12, 2006, Telos' Board voted to reverse Telos' repeated declarations to the SEC to distribute the PIK Dividends for the period of 1992 through 1995. Telos retreated from its previously stated intent to pay PIK Dividends, and now states an intent to pay cash dividends.

         123. There is no language in the Registration Statement that supports Telos' previous election to pay dividends as PIK Dividends, which Telos reaffirmed in each of its filings with the SEC since 1992.

         124. From 1989 to 1995, Telos had the option to pay dividends on the ERPS in cash or in additional shares of ERPS on the respective Dividend Payment Dates.

         125. The option was exercised during the period 1992 to 1995 on the respective Dividend Payment Dates, as evidenced by Telos' filings with the SEC for the period 1992 to 1995, as well as ten years of subsequent quarterly and annual filings with the SEC.

         126. More importantly, neither the language nor the intent of the Registration Statement supports the notion that this option can be exercised now, more than ten years after the last date Telos could have elected to pay the dividends in cash or PIK Dividends. Instead, the option had to be exercised between 1989 and 1995 on the respective Dividend Payment Dates.

         127. The ERPS obviously was created to be a publicly traded security, and the resulting quarterly and annual reporting obligations imposed on Telos are clear. Each and every year, the rules of accounting and SEC regulations have imposed on Telos the obligation to report which dividend option (cash or PIK) the Board chose for the years 1992 through 1995 on the respective Dividend Payment Dates.

         128. Telos' new suggestion that the Board did not actually exercise its option during that time period, but instead had the right to defer the exercise to some unknown point in the future renders meaningless Telos' concurrent reporting obligations for each of the reporting periods from 1992 to the present.

         129. Worse, the purported reversal of position by Telos' Board in the 2005 10-K (filed in May, 2006) effectively makes Telos' public statements filed with the SEC from 1992 through 2005, signed and certified by Telos' Officers and Directors, false and misleading.

                  (g) Porter used his influence as majority stockholder to engineer Telos' PIK Dividend reversal, thus benefiting himself at the ERPS holders' expense.

         130. Porter is Telos' majority Common Stock holder, owning (directly or beneficially) at least 70% of Telos' total Common Stock. Thus, he had the power to either (1) allow Telos to pay the PIK Dividends, as was required as set out above, or (2) block those distributions in order to ensure that the ERPS holders did not obtain the additional PIK shares and their concomitant dividends. Porter obviously chose the latter. His actions directly and monetarily benefited himself at the ERPS holders' expense.

         131. Porter's oppression and control of Telos' Board, through whose actions he engineered the 2006 PIK Dividend reversal, is evidenced by the en masse resignation of six of Telos' seven Independent Board members on August 22, 2006. Three of the six resigning Directors expressly stated that, due to such oppression, they were unable to act independently in the interests of Telos' other constituencies, including the ERPS holders.

         2. Porter vetoed the Directors' recommendation to sell Telos as a whole, rendering them unable to fulfill their fiduciary duties and causing their resignation.

         132. After this lawsuit was filed and Telos' Directors faced the pressure of Plaintiffs' allegations, the Directors finally asserted their independence and took action. Unfortunately, they were thwarted by Porter and ultimately forced to resign.

                  (a) Telos' Directors discovered significant and unexplained SG&A expenses.

         133. While this lawsuit was pending, Telos' Board formed a committee for the purpose of investigating strategic transactions to rectify Telos' growing insolvency and failure to fulfill the mandatory redemption terms of the ERPS (the "Transaction Committee")

         134. For the first time, the Transaction Committee restricted its membership to directors, thereby restricting the influence of Wood and Porter over their decisionmaking.

         135. The Transaction Committee hired its own independent financial advisor, Stifel Nicolaus & Company ("Stifel Nicolaus").

         136. Stifel Nicolaus was engaged to function as financial advisor to the Transaction Committee, and made recommendations to the Transaction Committee regarding a strategic transaction for Telos.

         137.     [REDACTED]

         138.     [REDACTED]

         139.     [REDACTED]

         140.     [REDACTED]

         141.     [REDACTED]

         142. By contrast, Telos reported an operating loss of $5.8 million in its 2005 Form 10-K filed with the SEC.

                  (b) The Transaction Committee recommended a sale of Telos.

         143. Acting on advice from its independent financial advisor, the Transaction Committee concluded that a sale of Telos in its entirety was the preferred course of action.

         144. Only a sale of Telos in its entirety would address the issues of the Transaction Committee.

         145. The Transaction Committee believed a sale of Telos as a whole would be in the best interests of Telos and all of its stakeholders.

         146. Having investigated the strategic alternatives, the Transaction Committee recommended the sale of Telos as a whole as a solution to Telos' business difficulties.

                  (c) Porter vetoed the recommendation of Telos' independent Transaction Committee and their financial advisors.

         147. By the terms of the Proxy Agreement, Porter's approval is required of any sale of all or substantially all of Telos' assets.

         148. Porter advised the Transaction Committee that he was not inclined to consider a sale of all of Telos. Porter sent an email to Byers and Motley stating that Porter would decline to consider any transaction that would involve the sale of all of Telos.

         149. On August 15, 2006, Porter sent an email to Langhorne Motley suggesting that "if the proxy board decides to be neutral and look at all shareholders interests, then I think it behoves [sic] the Board to appoint 2 Board members to care specifically for the interests of the Common [Stock holders] . . . ." (emphasis added)

         150. Wood and the management team communicated Porter's opposition to the sale of Telos over the course of time in which the Transaction Committee worked to identify a strategic transaction.

         151. Porter went so far as to threaten to sue any Directors who did not protect his interests.

         152. Despite the Transaction Committee's conclusion that the sale of Telos would be in the best interests of Telos and its stakeholders, Porter refused to agree to sell Telos as a whole.

                  (d) Porter's obstruction of the Directors carrying out their fiduciary duties caused their resignation.

         153. Porter's refusal to execute the recommendations of the Transaction Committee placed the Directors in the awkward position of having to continue to operate Telos when they believed that their fiduciary duties compelled a sale of Telos.

         154. On August 16, 2006, six independent directors out of the seven independent directors on Telos' Board resigned en masse: Bruce Stewart, Thomas Owsley, Motley, Baker, Sterrett, and Byers. The resignation letters of the six of Telos' resigning directors were published in Telos' Form 8-K filed with the SEC on August 23, 2006.

         155. In the Form 8-K disclosing the resignation of six of its seven independent directors, Telos stated that the resigning independent directors may have disagreed with Porter over the extent of any asset sale or other strategic transaction Telos might conduct.

         156. Byers testified that he resigned as a director of Telos because Porter and Wood would not consider any strategic transaction that would involve a sale of Telos as a whole.

         157. Baker testified that he resigned as a director of Telos because of Telos' majority Common Stock holder's obstruction of the Board pursuing a sale of Telos as a whole, which Mr. Baker believed to be necessary and appropriate.

         158. Motley testified that he resigned as a director of Telos in part because Porter was against a sale of the entire company, and that management was focused on their personal stock options in Xacta.

         159. Owsley was instructed by Telos not to answer the question of why he resigned from Telos on the basis of attorney-client privilege, but he indicated that he was concerned that Telos' management was advocating a sale of Xacta which would directly benefit them personally through management's stock options in Xacta.

         160. Sterrett testified that he resigned as a director of Telos because Porter was obstructing the Board from pursuing a sale of Telos as a whole, which Mr. Sterrett believed was necessary and appropriate.

         161. McDuffie and Ikle, the former chair of the Independent Committee, also resigned from Telos in 2006.

         162. Porter has blocked and will continue to block any proposed recapitalization strategy that would benefit Telos and all of its stakeholders, which includes the sale of Telos as a whole. Porter has threatened directors who attempt to fulfill their fiduciary duty at his personal expense.

D.       Porter's and Telos' history of conflict with the ERPS holders.

         163. The only class of Telos' securities that Porter does not control is the publicly-issued ERPS.

         164. Due to the provisions of the Registration Statement, the ERPS holders are entitled to certain rights.

         165. Since Porter took control over Telos in 1994, Porter, Wood, and even Telos' Officers and Directors have sought ways to minimize, ignore, or otherwise prejudice the rights of the ERPS holders.

         166. Since the issuance of the ERPS and continuing to the present, Porter, Wood, Telos and its Officers and Directors have engaged in a consistent pattern of oppressive, obstructive and deceptive tactics to avoid paying mandatory dividends on the ERPS according to the mandatory redemption schedule, while rewarding the Officers and other corporate constituencies with Telos' financial resources at the expense of the corporation.

         1.       Telos' conflict of interest with the ERPS holders.

         167. Telos readily admits that the interests of its ERPS holders are in conflict with the interests of its Common Stock holders, some of whom are officers of the corporation and members of Telos' Board.

         168. In February 1994, Telos disclosed in a Form 13E-3 filed with the SEC that a "holder [such as any officer or director of Telos] of any class of Common Stock could be deemed to have interests which conflict with those of the holders of the [ERPS]."

         169. Porter and many of Telos' executives owned Telos' Common Stock. Porter, Telos and its Board have approved transactions that tend to favor its Common Stock holders rather than the ERPS holders.

         2.       Resisting the Class D Directors.

         170. Telos' ERPS holders are clearly granted certain rights in the Registration Statement. One of those rights is that ERPS holders are entitled to representation on Telos' Board. Specifically, the Registration Statement provides:

         If the company fails to pay dividends on the [ERPS] either in cash or additional shares of [ERPS] for three consecutive semi-annual periods, the Board of Directors will be increased by up to two directors and the holders of the [ERPS], voting as a class, will be entitled to elect the directors of the Company to fill such newly created directorship.

         171. Faced with Telos' complete and uncontroverted failure to pay the ERPS holders a single penny of their dividends since 1991, certain ERPS holders requested that Telos allow the appointment of the two additional directors guaranteed by the Registration Statement (the "Class D Directors").

         172. Telos' management obstinately refused to permit the ERPS holders to elect their Class D Directors, and went so far as to file a lawsuit in federal district court in Alexandria, Virginia requesting a declaratory judgment that the ERPS holders were not entitled to elect their Class D Directors. (See Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998.)

         173. In what would later become a theme for Telos' oppression of its ERPS holders, Telos argued that it had not failed to pay dividends to its ERPS holders, because it did not have any legal obligation to pay those funds. Telos argued that it did not have legally available funds to pay ERPS dividends, despite Telos' long history of diverting funds to Porter and other insiders. Telos asserted that those ERPS dividend payments were not due and owing to the ERPS holders. According to Telos, this meant that it had not "failed to pay" the ERPS dividends by the terms of the Registration Statement and the ERPS holders were not entitled to elect their Class D Directors.

         174. The district court strongly disagreed. It ruled that the ERPS dividends were "due and owing" and that Telos had failed to pay dividends and therefore the ERPS holders were entitled to elect the Class D Directors. In the end, the ERPS holders were allowed to elect their Class D Directors, but only after Telos forced them into a lengthy and expensive battle.

         3.       Telos' toothless Independent Committee.

         175. Even with the Class D Directors in place, Telos still failed to pay dividends on the ERPS. Under increasing pressure to pay dividends on the ERPS, Telos took a different approach to its strategy to delay and ignore the ERPS holders.

         176. In 2004, Telos formed an Independent Committee of the Board of Telos (the "Independent Committee") whose purpose was, inter alia, to investigate ways to rectify Telos' capital structure insolvency and finance the impending mandatory redemption of the ERPS and payment of ERPS dividends. The Independent Committee consisted of directors Ikle, Motley, and Borland (who enjoyed the exclusive use of Telos' corporate golf membership, without disclosing that fact to other directors or in Telos' filings with the SEC). Legal counsel for the Independent Committee sent a letter to Costa Brava and to Wynnefield dated March 30, 2005, expressly soliciting Costa Brava's aid in finding solutions to Telos' insolvency.

         177. Costa Brava attempted to assist Telos and the Independent Committee in securing alternative financing to stabilize the capitalization of Telos. Among other things, Costa Brava located several investment bankers who were prepared to explore a variety of strategic transactions with or on behalf of Telos, and who had third parties as clients who were interested in exploring strategic financing partnerships with Telos.

         178. Despite its outward appearance, the Independent Committee had no good faith intentions to act on any of Costa Brava's or Wynnefield's proposals.

         179. Upon information and belief, Telos' Independent Committee did not open substantive talks with any potential third-party lenders or investors, whether recommended by Wynnefield, Costa Brava or any other party.

         180. The Independent Committee did not engage Costa Brava or Wynnefield in any meaningful dialogue on their recommendations.

         181. The Independent Committee declined even to meet with some interested investors, thereby doing nothing to improve Telos' insolvency or its ability to redeem the ERPS according to the mandatory redemption schedule and pay accrued dividends.

         182. At the same time that the Independent Committee was ostensibly seeking solutions to Telos' insolvency, including selling the company as a whole, Telos' Board renewed and extended the Porter Note and its Pre-Payment Penalty.

         183. The Board's extension of the Porter Note's Pre-Payment Penalty at the same time that Telos has represented publicly its efforts to find solutions for its insolvency has the practical consequence of chilling if not destroying possible solutions to its insolvency issues.

         184. In October 2005, the Independent Committee presented its final recommendations regarding the capital structure insolvency of Telos to the Board. After approximately a full year of stalling and dilatory tactics, the Independent Committee recommended nothing other than Telos' continuing to operate the business and to negotiate a discounted buyout for the ERPS.

         185. The purpose of the Independent Committee was to research and weigh several options of how best to achieve a restructuring of the company's capital. After a year of work, the Independent Committee's only solution to Telos' failure to pay dividends on the ERPS was to recommend that Telos pressure the ERPS holders into selling their instruments back to Telos for pennies on the dollar. This discounted buyout, of course, was premised upon Telos' materially understated disclosure of its ERPS obligations.

         186. In short, the Independent Committee of Telos' Board proposed "solutions" which favored Telos' Common Stock holders (Wood, Porter, etc.) at the expense of Telos' ERPS holders.

         187. No strategic transactions or investments that would increase the enterprise value of Telos were recommended by the Independent Committee.

         188. The so-called Independent Committee was never truly independent of the influence of Wood and Porter, and was never free to investigate and recommend strategic transactions that would have benefited Telos and all its stakeholders. The Independent Committee did not truly investigate, and accordingly could not recommend any transaction that may have diluted Wood's or Porter's own personal holdings and control over Telos. Further evidence of the handcuffs placed on the Independent Committee is the history of Telos' Transaction Committee, a truly independent committee in which Wood and Porter had no control. Approximately 6 months after the demise of the Independent Committee, the Transaction Committee recommended a sale of Telos in its entirety would be in the best interest of Telos and all its stakeholders. After Porter vetoed that recommendation, six of Telos' seven independent directors were forced to resign.

         4.       Telos' attempt to delay this litigation.

         189. Costa Brava formally contacted Telos to voice its concerns related to Telos' mismanagement and its resultant failure to pay dividends on the ERPS in a May 18, 2005 letter to the Independent Committee (the "May Letter"). This letter was a follow-up to an in-person presentation by Costa Brava to the Independent Committee on May 10, 2005.

         190. The May Letter detailed Costa Brava's concerns regarding the executive bonuses and the Porter Note as discussed above. In its response, the Independent Committee refused to investigate any decisions made by Telos' Board, and merely asserted that Costa Brava's proposals were being given careful analysis and consideration.

         191. The Independent Committee made no formal recommendations until November of 2005, when it ignored all of Costa Brava's proposals and merely recommended that Telos buy out the ERPS holders at a significant discount, despite the nearly $40 million misstatement in Telos' public financial statements with the SEC.

         192. On September 12, 2005, Costa Brava delivered a letter to Telos and its officers and directors (the "September Demand") wherein Costa Brava again demanded that Telos take prompt steps to rectify its mismanagement. The September Demand also included a draft complaint clearly and specifically enumerating several serious allegations of wrongdoing against Telos' Officers and Directors.

         193. The September Demand specifically requested a response from Telos and the Officers and Directors within 30 days.

         194. Prior to the expiration of the 30-day period, Telos appointed Bruce Stewart ("Stewart") to the Board. Telos neither disclosed the role that Stewart would fulfill for Telos, nor did it disclose the manner in which Stewart was appointed to the Board. As Stewart was now a member of the Board, Costa Brava promptly served Stewart with a copy of the September Demand.

         195. As of October 17, 2005, some 35 days after Costa Brava made its September Demand, neither Telos nor any officer or director, including Stewart, made any response whatsoever to the September Demand. Accordingly, Costa Brava filed a Complaint to initiate this proceeding against Telos' Officers and Directors.

         196. On November 21, 2005 when Stewart was a member of Telos' Board, Telos filed a Form 10-Q with the SEC in which Telos disclosed the existence of this lawsuit and stated that "[Telos] and it officers and directors
.. . . strenuously deny Costa Brava's claims and oppose the relief sought by

Costa Brava." Neither Telos nor any of its Officers or Directors communicated directly with Costa Brava.

         197. Telos filed an 8-K with the SEC on December 22, 2005. In that filing, Telos disclosed that it had appointed Thomas Owsley ("Owsley") to Telos' Board, and that Owsley along with Stewart would be members of a Special Litigation Committee ("SLC") whose purpose was to investigate the allegations of this lawsuit. This announcement was made more than 100 days after the September Demand, and one month after Telos strenuously denied the allegations of this lawsuit in the November 2005 10-Q.

         198. Costa Brava's ongoing investigation into Telos and its treatment of the ERPS uncovered additional facts supporting its causes of action against Telos' Officers and Directors. On December 27, 2006, Costa Brava sent revised demand letters to Telos, its Officers and Directors, its Audit Committee and its CEO and CFO (the "December Demand"). The additional allegations made against Telos in the December Demand were purely supplemental to the existing causes of action against Telos, and have been incorporated into this Second Amended Complaint.

         199. None of Telos' Officers and Directors responded to the December Demand in any capacity. Through its counsel to this lawsuit, Telos responded to the December Demand on January 26, 2006. In the very last sentence of the three-page letter, Telos agreed to submit the allegations in the December Demand for investigation by the SLC. Despite having had 30 days to investigate these new allegations, Telos was able to fill the rest of the communication with vigorous disputes of the allegations raised in the December Demand, and Telos even went so far as to suggest that the new allegations are sanctionable due to lack of legal and factual support.

         200. After more than one year, the SLC has yet to issue a final report into its investigations of the allegations in Plaintiffs' Complaint. All of Telos' outside directors, except Borland, resigned in 2006. Telos has refused to produce any of the SLC's materials to the Plaintiffs in response to discovery requests. Telos has not provided any time frame in which Plaintiffs can expect a final report from Telos' SLC.

E.       Telos' History of Poor Management and Poor Business Results.

         1.       Telos' historical insolvency.

         201. Telos has attempted to justify its 14-year long failure to pay dividends by claiming in publicly filed financial disclosures to the SEC that it did not have sufficient legally available funds to fulfill its financial obligation with respect to the ERPS.

         202. The Registration Statement notes that Maryland law contains certain restrictions on the payment of dividends, and conditions the mandatory redemption of the ERPS on the "legal availability of funds." The Registration Statement's reference to legally available funds is consistent with the restriction, under Maryland Corporations and Associations Code ss. 2-311, that corporate dividends may not be paid if, after giving effect to the dividends, the corporation would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of business, or the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the corporation's charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the payment of dividends, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends.

         203. Hence, in refusing to pay cash dividends to the ERPS holders on the grounds of lack of "legally available funds," Telos admits that the corporation has been insolvent since 1991 or that the payment of cash dividends, accrued since 1991, would render the corporation insolvent. Despite these repeated admissions by Telos, it still managed to grant cash and other benefits to Wood, Porter and other of Telos' insiders.

         2.       SFAS No. 150 devastated Telos' Balance Sheet.

         204. In May, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 required that issuers of mandatorily redeemable securities like the ERPS be reclassified from equity to liability.

         205. Telos' reclassification of the ERPS pursuant to SFAS 150 had catastrophic consequences for Telos' balance sheet.

         206. Faced with the reclassification, Telos stated its intention on April 15, 2004 to immediately engage experts to advise Telos' management with regard to a strategic transaction to effect a recapitalization of Telos. Telos vowed to use its best efforts to reach a decision on recapitalization within 60 days.

         207. Instead of seeking a recapitalization transaction, Telos has spent the last 3 years trying different ways to re-engineer the reclassification mandated by SFAS 150 as a means of further oppressing the rights of the ERPS holders.

                  (a) Telos repeatedly filed erroneous financial statements with the SEC, certified by Wood and Nakazawa.

         208. In early 2005, Telos filed its financial statements with the SEC invoking Statement of Financial Accounting Standards No. 6 ("SFAS No. 6") to recharacterize its short-term obligations to redeem the ERPS and pay accrued dividends as a long-term, rather than short-term liability. Mirroring language contained within SFAS No. 6, Telos stated that it had the "intent" and "ability" to refinance the ERPS on a long-term basis after 2005.

         209. SFAS No. 6, promulgated by the Financial Accounting Standards Board, provides, in summary, that "short-term obligations arising from transactions in the normal course of business that are due in customary terms shall be classified as current liabilities. Short-term obligations expected to be refinanced on a long-term basis shall be excluded from current liabilities only if the enterprise intends to refinance the obligation on a long-term basis and has the demonstrated ability to consummate the refinancing."

         210. A necessary predicate to reclassifying a short-term obligation as a long-term obligation, according to the terms of SFAS No. 6, is the disclosure of certain facts. An enterprise's intent to refinance the short-term obligation and its ability to consummate that refinancing must be supported by disclosing either (i) that a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis, or (2) that the enterprise has entered into a financing agreement to refinance the obligation. In other words, SFAS No. 6 requires Telos to disclose that it had either issued a long term obligation or security to refinance its short-term obligations, or that it had entered an agreement making such refinancing possible.

         211. Until June 2005, nowhere in its filings with the SEC did Telos disclose that it had either issued a long term obligation or security to refinance its short-term ERPS obligations, or that it had entered an agreement making such refinancing possible.

         212. In its June 30, 2005 Form 10-Q filed with the SEC, Telos for the first time disclosed the basis for its election under SFAS No. 6. Telos disclosed that its ability to recharacterize the ERPS and accrued unpaid dividends based on SFAS No. 6 is predicated upon an exchange of the ERPS for certain debentures ("Exchange Debentures").

         213. The Registration Statement contemplates that under certain circumstances, Telos may exchange ERPS shares for Exchange Debentures. However, the Registration Statement makes clear that such exchange must happen prior to the mandatory redemption of the ERPS. Furthermore, Telos has disclosed in SEC filings for the past 15 years that the Exchange Debentures were redeemable upon terms and schedule identical to the ERPS.

         214. In June, 2005, the SEC delivered a letter to Telos specifically inquiring about Telos' use of SFAS No. 6, noting that "it does not appear that, before [Telos] issued [its] balance sheet, [Telos has] either (i) issued a long-term obligation or equity securities for the purpose of refinancing, or (ii) entered into a financing agreement that permits you to refinance."

         215. Because the redemption terms of the Exchange Debentures are so clearly equivalent to those of the ERPS, Costa Brava sent a letter to Telos' independent auditors Goodman & Goodman Company, LLP ("Goodman") in September, 2005 requesting more information on Telos' ability to reclassify its ERPS obligations by exchanging the ERPS and accrued unpaid dividends into Exchange Debentures. Costa Brava publicly filed this letter with the SEC.

         216. Telos' very next SEC filing after receipt of Costa Brava's letter disclosed that Telos' intention to exchange the ERPS for Exchange Debentures was not possible because, as Costa Brava had stated, the Exchange Debentures were on the same mandatory redemption schedule as the ERPS. Telos' stated justification for reclassifying the ERPS obligations as long-term was, in Telos' own words, "incorrect," but did not revise its previous financial statements certified by Wood and Nakazawa.

                  (b) Telos' SEC filings became increasingly erratic as the mandatory redemption date approached.

         217. Telos' SEC disclosures became increasingly erratic as Telos frantically sought a way to recharacterize its short-term mandatory obligations on the ERPS as the first mandatory redemption date approached in December, 2005.

         218. As discussed above, the Registration Statement calls for a mandatory redemption of at least 20% of the ERPS in 2005. The Registration Statement specifies a mandated redemption price of $10 per ERPS, along with the accrued and unpaid dividends.

         219. Rather than accept its short-term ERPS obligations, Telos asserted a new and equally erroneous justification for treating the ERPS as a long-term obligation. Pursuant to a formal legal memorandum opinion ("Opinion") delivered to Telos' Audit Committee by McGuireWoods, LLP, Telos suggested for the first time that the Wells Fargo Facility prevented Telos from paying dividends on or redeeming the ERPS until 2008.

         220. The Opinion and Telos' subsequent SEC filings argue that the Wells Fargo Facility prevents payment on the ERPS, so those obligations are not "due and owing" on any of the mandatory redemption dates. Telos argues that its redemption and dividend payments on the ERPS are not "due and owing," and therefore they are long-term obligations of Telos rather than short-term. Telos' position mirrors its previous unsuccessful argument in Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998: that the ERPS dividend payments were not due and owing on the dates specified in the ERPS Registration Statement.

         221. The new arguments in the Opinion and Telos' SEC filings are puzzling. SFAS No. 78 applies only to long-term obligations callable at the option of the creditor. As the Registration Statement makes clear, Telos' ERPS obligations are short-term obligations, and the instruments are not callable by the holders, but rather are a fixed redemption obligation by the issuer Telos.

         222. Telos' new explanation of its accounting treatment of the ERPS, like the prior misstated financial statements disclosed by Telos, does not follow from the terms of the ERPS instrument and is merely another attempt by Telos to create bogus reasons justifying its mistreatment of the ERPS holders.

         3.       Telos' deteriorating business results.

         223. Telos' more recent business results demonstrate that Telos' historical insolvency is worsening, further deepening the damage to Telos and all its corporate constituents.

         224. Since 1998, Telos has suffered recurring operating losses each and every year. In 1998, Telos reported a $9,171,000 operating loss. In 1999, Telos reported a $1,964,000 operating loss. In 2000, Telos reported a $1,794,000 operating loss. In 2001, Telos reported a $671,000 operating loss. In 2002, Telos suffered an $8,522,000 operating loss prior to its sale of a subsidiary:
Telos Corporation California. In 2003, Telos reported a $8,685,000 operating loss, and in 2004 Telos generated a $2,953,000 operating loss. In 2005, Telos reported a $14,060,00 operating loss. As of September, 2006, Telos has reported a $9,528,000 operating loss for that year.

                  (a) Telos' is forced to fund operations via a credit facility with Wells Fargo.

         225. In 2002, Telos entered into a $22.5 million Senior Credit Facility Agreement with Wells Fargo Foothill, Inc. ("Wells Fargo") that was originally scheduled to mature on October 21, 2005. Borrowings under the Wells Fargo Facility are collateralized by substantially all of Telos' assets including inventory, equipment and accounts receivable. The amount of available borrowings fluctuates based upon the eligible underlying asset borrowing base, as defined in the Wells Fargo Facility agreement.

         226. The Wells Fargo Facility also required Telos to meet certain financial covenants, including tangible net worth and earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the Wells Fargo Facility. The financial covenants were amended and restated in August 2004 to eliminate the tangible net worth requirement. Telos could no longer meet these requirements due to the effects of SFAS 150 on its balance sheet.

         227. Telos also claims that the Wells Fargo Facility contains prohibitions that prevent Telos from making any distributions until there is full and final payment of the obligations of the Wells Fargo Facility. Telos claims in its 2005 Form 10-K that it is these restrictions that prevented Telos from redeeming and paying dividends on the ERPS. However, these same restrictions in the Wells Fargo Facility apparently did not apply when Telos made a $3 million distribution to Porter in 2002.

         228. Despite Telos' claims of prohibitions on distributions by the Wells Fargo Facility, Telos has stated in its filings with the SEC that Telos has the "intent and ability" to utilize the same Wells Fargo Facility as a financing source to meet its mandatory redemption obligation of its A-1 and A-2 Preferred Stock, of which Porter owns a majority. Telos has made no statement clarifying the inconsistency of why the Wells Fargo Facility would prohibit payments to the ERPS holders, but not to Porter's preferred stock.

         229. In April 2005, the Wells Fargo Facility was renewed to include amended terms, primarily a revolving line limit of $15 million and extended to mature on October 21, 2008. The Wells Fargo Facility was originally scheduled to mature on October 21, 2005.

         230. As of December 31, 2005, Telos had outstanding borrowings of $12.2 million and unused borrowing availability of $3.3 million on the Wells Fargo Facility, and was not in compliance with certain of its covenants pursuant to the Wells Fargo Facility. In addition, Telos had failed to meet its EBITDA and cash flow covenants under the Wells Fargo Facility.

         231. As of March 31, 2006, Telos was still not in compliance with certain of its covenants pursuant to the Wells Fargo Facility. In addition, due to the late filing of its 2005 Form 10-K, Telos had not provided audited annual financial statements to Wells Fargo within the required period.

         232. On May 3, 2006, Telos asserted that "Management believes that the Company's borrowing capacity is sufficient to fund its capital and liquidity needs for the foreseeable future."

         233. Despite Telos' assertion on May 3, 2006 that it had sufficient borrowing capacity under the Wells Fargo Facility, Telos was forced to negotiate for more borrowing capacity a mere 4 months later.

         234. As of June 20, 2006, Telos was forced to obtain waivers for any covenant violations, and Telos and Wells Fargo agreed upon less restrictive cash flow covenants to "more accurately reflect [Telos'] future performance based upon revised projections."

         235. On September 12, 2006, Telos and Wells Fargo amended the Wells Fargo Facility to provide Telos with an increase in the line of credit to $21.0 million, and to make the Wells Fargo Facility's EBITDA covenants less restrictive.

         236. As of September 30, 2006, Telos had outstanding borrowings of $10.8 million and unused borrowing availability of $3.8 million on the Wells Fargo Facility.

                  (b)      Telos' independent auditors express concern.

         237. Telos' bleak financial picture has led its independent auditors to express doubt that Telos can continue as a going concern. In a letter to Telos' Audit Committee dated August 9, 2006, Goodman expressed reservations about Telos' future:

         Our conclusions that management's plans were sufficient to alleviate doubt about [Telos'] ability to function as a going concern for a reasonable period of time was based on [Telos'] proven and continuing ability to borrow money and renegotiate more favorable terms under its revolving line of credit with Wells Fargo, and the credibility of its plans to dispose of certain business lines (including its Xacta brands). . . . As [Telos'] plans to dispose of one or more of its business lines (including its Xacta brands) are a material part of our conclusion that management's plans were sufficient to alleviate doubt about [Telos'] ability continue as a going concern, if that process does not result in a transaction closed (or a transaction that is the subject of a definitive agreement with closing conditions that are objectively determinable) by our opinion date for the audit of [Telos'] consolidated financial statements for 2006, in all likelihood, we will conclude that management's plans are insufficient to alleviate doubt about [Telos'] ability to continue as a going concern . . . .

         238. Telos' balance sheet shows expanding negative Common Stock holder equity. As of September 30, 2006, Telos reported a Common Stock holder deficit of $125 million, as compared to the $89 million deficit as of June 30, 2005 noted by the Independent Committee.

         239. As of the date of this Second Amended Complaint, Telos has not announced a transaction to dispose of one or more of its lines of business, and Telos has not reconstituted its Transaction Committee, despite its representations to this Court that the Transaction Committee would be reinstated. Telos' Form 10-K containing its consolidated financial statements for 2006, is due to be filed with the SEC on or about March 31, 2007.

F.       Telos' Officers profit so long as they do what Porter tells them to do.

         240. Despite Telos' poor performance and inability to meet its financial obligations, Telos' Officers have reaped substantial benefits from Telos

         241. Telos' Officers routinely make decisions that benefit themselves and Porter to the detriment of the corporation and its creditors and stockholders. This poor management has damaged the corporation generally and the ERPS holders in particular.

         242. Upon information and belief, Telos' Officers' actions are made at the behest of Porter, and are blindly ratified by Telos' Directors.

         1.       Fraudulent transfers.

         243. Despite Telos' 15 years of claimed insolvency, Telos' Officers, with the consent and approval of the Directors, have been paying themselves exorbitantly high salaries and bonuses.

         244. Chairman and CEO Wood - described in a recent nationally published account as among the 100 highest paid executives in the Washington, D.C. area - alone received $1,429,866 in salary and $1,230,000 in cash bonuses from 2002 to 2005.

         245. Telos' recent filings with the SEC report that, between 1998 and 2004, the company's executives have received cash bonuses totaling $4,590,851. Telos conveyed (1) to Wood a total of $1,600,000 in cash bonuses;
(2) to Flaherty a total of $992,692 in cash bonuses; (3) to Marino a total of $675,659 in cash bonuses; (4) to Williams a total of $906,000 in cash bonuses;
(5) to McDuffie a total of $250,000 in cash bonuses; and (6) to Tracy a total of $166,500 in cash bonuses.

         246. Additionally, the company's top five executives received a total of 2,800,000 stock options in 2004 alone.

         247. Director Borland also enjoys the exclusive use of Telos' corporate golf membership, but did not disclose that arrangement either with the other Directors or in Telos' filings with the SEC, including Telos' most recent Form 14A.

         248. Porter has received approximately $2,160,000 in illegitimate "consulting fees" from Telos since 1995, along with approximately double the benchmark interest rate on the Porter Note.

         2.       Stock option grants.

         249. In its Form 10-K filed with the SEC for the year 2000, Telos disclosed two new stock option compensation plans. These incentive compensation plans were designed to issue stock options in two of Telos' wholly-owned subsidiaries: Telos Delaware, Inc. ("Telos Delaware") and Xacta.

         250. Under both the Telos Delaware and Xacta option plans, certain key executives and employees of Telos are eligible to receive stock options. Telos may award up to 3,500,000 shares of common stock as either incentive or non-qualified stock options under each plan.

         251. In 2000, Marino was granted 292,900 options in Telos, Telos Delaware, and Xacta common stock.

         252. In 2001, Wood was granted 310,000 options in Telos, Telos Delaware, and Xacta common stock. Also in 2001, Flaherty was granted 300,000 options in Telos, Telos Delaware, and Xacta common stock.

         253. The latest detailed reports of the Telos Delaware and Xacta stock option plans are contained within Telos' 2003 Form 10-K. In 2003, Telos disclosed that 1,282,000 options were outstanding in the Telos Delaware plan, of which 958,000 options were exercisable. Telos also disclosed that 1,066,000 options were outstanding in the Xacta plan, of which 757,000 options were exercisable.

         254. Telos' 2004 Form 10-K significantly clouded the picture of Telos' numerous stock option plans. Prior to 2004, Telos discussed and made disclosures of its stock options plans separately. Beginning in 2004, Telos lumped all of its stock option programs together for the purposes of disclosure. Rather than discuss the Telos Delaware and Xacta stock option plans separately, Telos merely aggregated the total number of stock option grants under all available stock option plans, totaling 4,468,000 in 2004. Telos' failure to provide adequate public disclosure of its various subsidiary stock option plans masks the substantial dilutive effect of the stock option plans on Telos' ownership interest in its former wholly-owned subsidiaries.

         255. In 2004, Wood was granted 600,000 options in Telos Common Stock and 400,000 options in Xacta common stock. Also in 2004, Flaherty, Marino, Williams, and McDuffie each were granted 250,000 options in Telos Common Stock and 200,000 options in Xacta common stock.

         256. For both the Telos Delaware and Xacta stock option plans, the number of authorized shares in the option plans for Wood and other insiders constitute 54% of the total outstanding common shares in Telos' wholly-owned subsidiaries.

         257. Telos and its Officers were positioning Telos' wholly-owned subsidiaries Xacta and Telos Delaware so that they could transfer the enterprise value of Telos into those subsidiaries and away from Telos' stakeholders such as the ERPS holders. Then, Telos' Officers would sell the subsidiaries for the purpose of reaping huge personal windfalls. At the same time, Telos and the Board were rewarding certain executives, such as Wood, with grants of significantly dilutive stock options in the Xacta subsidiary rather than the parent corporation Telos. The intended effect of this shell-game was to carve out significant value of Telos for the personal benefit of Wood and others, at the expense of Telos' other stakeholders.

         258. At any time, Telos' Board could transfer Telos' most valuable assets to Xacta and then sell off the subsidiary. In the event that this happens, Telos' executives will benefit at the expense of creditors and stockholders of the parent corporation Telos.

         3.       Enterworks.

         259. Telos primarily funded the creation and operations of its subsidiary Enterworks, a developer of business software. Like Telos' stock option plan in its Xacta subsidiary discussed above, Telos' investment in Enterworks appears to have been an elaborate scheme to enrich certain of Telos' executives and Porter by diverting assets from Telos.

         260. Defendant Wood, in addition to his duties for Telos, serves as Executive Chairman of Enterworks.

         261. Telos created the Enterworks subsidiary in 1996. In 1996, Enterworks completed a private financing whereby $3,278,000 of subordinated notes was issued, along with 2,048,725 warrants to purchase Enterworks common stock, valued at $921,926. Approximately $2,278,000 of the notes were payable to certain members of Telos' Board, Telos' management, and Telos' stockholders. In addition, Telos created a stock option plan in Enterworks and immediately granted 2,694,000 options of the 5 million options authorized under the plan. Upon information and belief, these options were granted to certain members of Telos' Board, management, and stockholders.

         262. In 1997, Telos invested an additional $5.7 million more in Enterworks, despite Enterworks generating operating losses of $5.8 million. Enterworks granted 998,000 additional stock options in 1997, further diluting Telos' ownership of Enterworks. Upon information and belief, these options were granted to certain members of Telos' Board, management, and stockholders.

         263. In 1998, Telos increased its investment in Enterworks by an additional $6.3 million. At the same time, Enterworks granted an additional 1,814,000 options, upon information and belief, to Telos' Board, management, and stockholders.

         264. In 1999, Wood and Porter engaged in a number of transactions with the intent of maximizing benefits to themselves in anticipation of an initial public offering ("IPO") of Enterworks.

         265. In 1999, Telos forgave the entirety of Enterworks indebtedness to Telos, approximately $24.4 million, and Enterworks additionally issued 4 million shares of Enterworks stock to Telos. By contrast, Telos estimated that its total obligation owed to the ERPS was $36.9 million as of December 31, 1999, and in the same year declined to pay the ERPS obligations claiming lack of legally available funds.

         266. In 1999, Telos converted approximately $7.6 million of the Porter Note into Enterworks common stock at an exchange ration of one share of Enterworks common stock for each $1.00 of note principal.

         267. While Telos' Board was forgiving Enterworks' debt owed to Telos, Telos was also bizarrely reducing its ownership in the entity. Also in 1999, Telos caused Enterworks to complete a private placement of 21.7 million shares of convertible preferred stock, which generated $25 million in proceeds for Enterworks but further diluted Telos' ownership in the entity.

         268. At the same time, Telos "contributed" 210,912 shares of its Enterworks common stock back to Enterworks, apparently for no consideration to Telos.

         269. All these related-party transactions were occurring while Telos claimed that it did not have legally available funds to meet its obligations owed to the ERPS.

         270. While Wood and others were pursuing an IPO of Enterworks, Telos had significantly reduced its ownership interest in Enterworks, forgave substantial indebtedness owed to Telos, and transferred substantial assets to Wood, Porter and other insiders at depressed values. Telos' Board merely looked on and rubber stamped all of Wood's and Porter's self-interested moves. All of these maneuvers damaged Telos as a whole.

         271. Before an IPO could be completed for Enterworks, the Internet bubble burst in 2000, significantly reducing the terms of any sale of the entity.

         272. Despite their initial failure, Wood and Porter continue to transfer Telos' assets to Enterworks, and Telos receives little, if any, consideration for these "investments."

         273. Furthermore, Telos' investment in Enterworks is difficult to track, because Telos asserts that it is no longer required to consolidate Enterworks financial results with its own. Enterworks is not a public company.

         274. Each and every year since 1999 and continuing today, Telos transfers funds to Enterworks. Also since 1999, Telos immediately writes off all these continuing transfers to Enterworks. Over the same period, Telos' ownership interest in Enterworks has been diluted from approximately 30% to 19.4%.

         275. Inexplicably, in 2003 Telos purchased a 50% interest (at Wood's request) in Enterworks International, a wholly-owned subsidiary of Enterworks. Telos paid $500,000 for its interest, and also agreed to fund up to 50% of Enterworks International's operating costs on a go-forward basis. Again, all of these related-party transactions were occurring while Telos was claiming to the SEC that it did not have legally available funds to meet its obligations owed to the ERPS. The SEC has since questioned Telos regarding the propriety of its accounting and disclosure of these and other Enterworks transactions.

         276. For 2003, Telos recorded $848,000 of losses from affiliates, which included the immediate write-down of the $500,000 investment in Enterworks International, in addition to expenses of $900,000 related to rent and services provided by Telos to Enterworks.

         277. For the calendar year of 2005, Enterworks was again unable to fund its proportionate share of its operating costs, forcing Telos to contribute $506,000 to cover Enterworks' share of Enterworks International's operating costs.

         278. As required by applicable accounting rules, Telos has reduced the carrying amounts of the notes receivable in Enterworks to zero, as Telos' share of the Enterworks losses exceeded the carrying value of those notes. Telos has received no benefit from providing these valuable funds to Enterworks for the benefit of Telos' insiders.

         279. As of December 31, 2005, Telos owned 671,301 common stock shares of Enterworks along with 2,523,635 shares of preferred stock, amounting to 19.4% ownership on a fully diluted basis. Telos carries zero dollar value for these investments.

         280. As a result of these investments, Telos suffered significant losses, and it is uncertain what Telos has received in exchange for its efforts and investments, if any.

         4.       Xacta.

         281. Where they failed with Enterworks in 2000, Telos' Officers and Directors attempted to try their self-enrichment scheme again with Xacta.

         282. Beginning in 2002, Telos for the first time began granting stock options in its wholly-owned subsidiary, Xacta. Telos' stated purpose was to reward employees who had been critical to the successes of the Xacta unit.

         283. Initially, Telos made full disclosures of its granted options in Xacta. However, in 2004, Telos abruptly changed its SEC reporting such that it was no longer possible for any observer to tell how many options were granted in Xacta, and to whom they were granted.

         284. It has now come to light that sixty percent of the stock options in Xacta have been granted to just 5 insiders of Telos: Defendants Wood, Flaherty, Marino, Williams and Tracy.

         285. Wood alone owns approximately 25 percent of the Xacta stock options.

         286. Only 30 percent of the Xacta stock options are owned by non-executive employees of Xacta, including the managers of the Xacta-branded business units and other employees who created the value in the lines of business.

         287. Prior to the stock option plan providing grants of options in Xacta stock, Xacta had been a wholly-owned subsidiary of Telos. Now, Telos' ownership of Xacta has been substantially diluted, despite the fact that Telos continues to represent to the SEC that Xacta is a wholly-owned subsidiary of Telos.

         288. If at any time Telos were to transfer its assets to Xacta and then sell the Xacta lines of business, Telos will have lost its largest income-producing asset and severely hamstring its ability to pay its obligations as they come due. Such a sale of Xacta would result in a great windfall to Wood, Flaherty, Marino, Williams and Tracy, who would pocket proceeds of the sale before anyone else.

G.       Summary.

         289. Between 1993 and 1995, Porter bought majority interests in all of Telos' securities and other instruments. The only category of security in which Porter did not own a majority were Telos' ERPS, which were issued prior to Porter's investment in Telos.

         290. In 1994, Porter initially tried to buy out the ERPS holders, the only constituency who could question his control of Telos. When that didn't work, Telos attempted to prevent the ERPS holders from electing their Class D directors.

         291. The management of Telos by Porter and its Officers and Directors has yielded 16 years of admitted insolvency and consistent transfers of Telos' funds to Porter and Telos insiders, while ignoring Telos' ERPS obligation.

         292. By their own admission, Porter and Telos' Officers and Directors who are also Common Stock holders have a conflict of interest with holders of the ERPS.

         293. Telos and its Officers and Directors failed to make any dividend payments on the ERPS for the past 16 years and have not fulfilled the short-term obligations to the ERPS holders under the mandatory redemption schedule.

         294. Since 1992, Telos has filed materially-misstated financial statements with the SEC that fail to present Telos' full obligations with respect to the ERPS, and that fail to justify Telos' accounting treatment of the ERPS and the certifications thereof.

         295. Since 1992, Telos' Officers and Directors have acted in Porter's interest by causing the diversion of corporate assets to Porter in a variety of ways: issuance of the Porter Note, with its exorbitant interest rate and absurd pre-payment penalty; various grants of stock options in Telos and its subsidiaries; illegitimate consulting fees; and other transfers which upon information and belief, Telos categorizes as SG&A expenses.

         296. In return for allowing Porter to use Telos as his personal checking account, Porter allows Telos' Officers and Directors to pay themselves substantial salaries and bonus payments, as well as grant themselves significant numbers of stock options in the subsidiaries of Telos, all to the detriment of Telos' public stakeholders.

         297. Despite Telos' 16-year insolvency and deteriorating financial performance, Porter and Wood blocked any effort to sell Telos as a whole. As a result, six of Telos' seven independent directors resigned. Wood and Porter have since replaced the dissenting Directors.

         298. Porter also caused Telos to reverse its position on paying PIK Dividends to the ERPS holders, despite Telos' stated intention to pay those dividends in its filings with the SEC.

         299. Telos and its Officers and Directors have failed and continue to fail to operate and run Telos to maximize the value of the enterprise. Instead, Wood, Porter, and other of Telos' insiders and management are looting the corporation for their own personal benefit. Telos has not responded to requests for investigation into these matters.

         300. The ERPS holders are merely seeking to protect their sizeable investments in Telos in the face of 15 years of overdue dividend payments and Telos' failure to redeem the instruments as required by the Registration Statement. In response, Telos has offered nothing but empty committees, misstated and misleading financial disclosures to the SEC, delay and recommendations of repurchases of the ERPS at a significant discount. When Telos' independent Directors recommended that a sale of Telos as a whole would benefit Telos and all its stakeholders, Wood and Porter blocked that transaction, and all but one of Telos' independent directors resigned.

         301. A receiver should be appointed to take charge of Telos and end the outrageous looting of Telos by Wood, Porter and other Telos insiders, and either restore the company to solvency or oversee its liquidation.

                                       IV.
                                CAUSES OF ACTION
                                ----------------

         302. Although labeled as "preferred shares," the ERPS effectively function as debt, having all of the hallmarks of debt. ERPS debt characteristics include: lack of voting rights in most circumstances; fixed dividend payments with no participation in corporate growth; a fixed maturity date; redemption and liquidation rights which do not exceed the security's issue price; and priority over Common Stock holders. Tellingly, Telos identifies preferred stock as "indebtedness" in its corporate charter.

         303. This Court should look to the substance of the ERPS. The ERPS shares contain the traditional hallmarks of debt instruments, and this Court should treat them as debt rather than equity.

         304. Even if this Court would not find the ERPS to be debt instruments, the Court should consider the unpaid accrued dividends on the ERPS to be debt. Telos itself treats the unpaid ERPS dividend obligations as an "interest expense" and a "liability" in its publicly filed financial statements.

         305. Alternatively, given Telos' consistent representations to the public that the ERPS and the unpaid accrued dividends are debt, the defendants should be estopped from denying that either the ERPS or the unpaid accrued dividends are debt.

         306. As holders of the ERPS and as parties entitled to have their instruments redeemed and to receive mandatory dividend payments, Plaintiffs believe that they are creditors of Telos Corporation, rather than stockholders, and, as such, have standing to assert the causes of action and secure the remedies sought in Counts I and II.

         307. Regardless of whether this Court determines the ERPS, the unpaid accrued dividends, or both to be equity or debt, Plaintiffs, as equity holders or creditors of Telos, have standing to assert derivative claims on behalf of Telos. Accordingly, Plaintiffs plead the following Counts in a derivative capacity.

                                     COUNT I
                                     -------
              Setting Aside and Recovery of Fraudulent Conveyances
                       Md. Comm. Law ss.ss. 15-201 et seq.
   (against Telos, Wood, Flaherty, Marino, Williams, McDuffie, Tracy, Porter)

         308. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         309. At all times relevant to the facts and claims set out herein, Plaintiffs were creditors of Defendant Telos.

         310. Between 1998 and 2004, Telos conveyed to Wood a total of $1,600,000 in cash bonuses.

         311. Between 2001 and 2004, Telos conveyed to Flaherty a total of $992,692 in cash bonuses.

         312. Between 1999 and 2004, Telos conveyed to Marino a total of $675,659 in cash bonuses.

         313. Between 2001 and 2004, Telos conveyed to Williams a total of $906,000 in cash bonuses.

         314. In 2004, Telos conveyed to McDuffie a total of $250,000 in cash bonuses.

         315. Between 2001 and 2004, Telos conveyed to Tracy a total of $166,500 in cash bonuses.

         316. Between 1997 and 2005, Telos conveyed to Porter $2,160,000 in consulting fees.

         317. Between 1995 and 2005, Telos conveyed to Porter approximately double the benchmark interest rate on the Porter Note.

         318. At the time of each such conveyance enumerated above (the "Fraudulent Conveyances"), Telos was either insolvent (i.e. the present fair market value of its assets was less than the amount required to pay its probable liability on its existing debts as they became absolute and matured), or was driven into insolvency as a result of such conveyance, or was left with unreasonably small capital as a result of such conveyance.

         319. The Fraudulent Conveyances were made without fair consideration.

         320. As a result, Plaintiffs request a full and complete accounting of the Fraudulent Conveyances, and that the Court impose a constructive trust on such conveyances and any proceeds derived therefrom. By reason of the fraudulent and otherwise wrongful manner in which the Defendant transferees obtained their alleged right, claim or interest in and to the Fraudulent Conveyances, those Defendant transferees have no legal or equitable right, claim or interest therein. Instead, the Defendant transferees are involuntary trustees holding said property and profits therefrom in constructive trust for Telos with the duty to convey the same to Telos forthwith.

                                    COUNT II
                                    --------
                      Preliminary and Permanent Injunction
                  Pursuant to Md. Code, Comm. Law ss. 15-210(b)
                                 (against Telos)

         321. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         322. Due to the conduct of Telos' Officers and Directors, Telos has suffered consistent operating losses since 1998, further deepening its insolvency and damaging Telos' capital position.

         323. During Telos' insolvency, Telos' Directors approved grants to stock options in Xacta to Telos' insiders which would enable those insiders to profit from a sale of any Xacta-branded businesses as proposed by Porter and Wood. The effect of such a sale would be that Telos' insiders would pocket substantial dollar amounts that rightfully belong to Telos.

         324. During Telos' insolvency, Telos' Directors approved inflated compensation packages to Telos' Officers, including the Fraudulent Conveyances as alleged in Count I.

         325. During Telos' insolvency, Telos' Directors authorized regular cash payments to Porter through "consulting fees" and inflated interest payments on the Porter Note.

         326. Upon information and belief, Telos' Officers and Directors regularly approved illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         327. Telos' spiraling finances have forced Telos to repeatedly renegotiate its Wells Fargo Facility, and have caused a warning from Telos' auditors regarding Telos' ability to continue as a going concern.

         328. Telos' Officers and Directors have certified financial statements filed with the SEC that materially misstate the ERPS obligation and wrongfully reverse Telos' prior election to issue PIK Dividends on the ERPS from 1992 to 1995.

         329. Plaintiffs are likely to succeed on the merits of their causes of action, and the requested injunction would protect the value of Telos for the benefit of all its stakeholders while not affecting the day-to-day operations of Telos.

         330. Unless an injunction is granted, Telos, its Officers and Borland will continue to engage in fraudulent conveyances in the form of bonuses and further exorbitant grants of compensation and stock options. Such conveyances have caused irreparable harm to Plaintiffs and will continue to cause irreparable harm in the future.

         331. Unless an injunction is granted, Telos, its Officers and Borland will continue to pay Porter illegitimate "consulting fees" and inflated interest payments on the Porter Note. Such conveyances have caused irreparable harm to Plaintiffs and will continue to cause irreparable harm in the future.

         332. Unless an injunction is granted, Telos, its Officers and Borland will continue to submit materially misstated financial statements with the SEC, inviting investigations and jeopardizing Telos' contracts with the U.S. Government.

         333. Unless an injunction is granted, Telos, its Officers and Borland will continue to operate Telos to divert legally available funds with which Telos can satisfy its ERPS obligations.

         334. Accordingly, Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Wood and Nakazawa from managing or otherwise participating in the governance of Telos and any of its subsidiaries, including but not limited to any participation in the creation of Telos' publicly filed financial statements.

         335. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from making future bonus payments to any directors or officers unless and until dividend arrearages on the ERPS are satisfied in full and redemption of the ERPS is complete.

         336. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from making further grants of stock options in Telos and its wholly-owned subsidiaries to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full and redemption of the ERPS is complete.

         337. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining any Officers and Directors who have already received grants of stock options in Telos' wholly owned subsidiaries from exercising those options unless and until dividend arrearages on the ERPS are satisfied in full and redemption of the ERPS is complete.

         338. Plaintiffs' requested injunction serves the public interest of Maryland by ensuring that Telos' value is protected for the benefit of all its stakeholders.

                               ALTERNATIVE RELIEF
                               ------------------

         339. Plaintiffs recognize that this Court may determine the ERPS, the unpaid accrued dividends, or both to be equity, not debt, and that such findings could vitiate Plaintiffs' standing as creditors to assert the foregoing causes of action. Accordingly, in the event that this Court should determine that Plaintiffs are solely equity holders, rather than creditors, of Telos, or otherwise lack standing to assert Counts I and II hereinabove, Plaintiffs plead the following Counts III and IV as equity holders of Telos.

                                    COUNT III
                                    ---------
                             Appointment of Receiver
                  Pursuant to Court's General Equitable Powers
                                 (against Telos)

         340. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         341. Telos' Officers and Directors have engaged in actions which are ultra vires, fraudulent, and otherwise illegal.

         342. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that understate Telos' ERPS obligation.

         343. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that improperly attempt to reverse Telos' publicly disclosed election to pay PIK Dividends on the ERPS from 1992 to 1995.

         344. Telos' Officers and Directors have certified materially misstated financial statements with the SEC that cited erroneous justifications for Telos' failure to properly account for the ERPS obligation as a short-term liability.

         345. Telos' Officers and Directors have approved illegitimate cash disbursements to Porter in the form of "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         346. Telos' Directors have approved exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         347. Upon information and belief, Telos' Officers and Directors have regularly approved illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         348. Telos' Officers and Directors have abdicated their duties to Telos by allowing Porter and Wood to control Telos.

         349. Porter has improperly used his majority position in all of Telos' securities to protect his mother's illicit investment in Telos and to receive regular improper cash payments from Telos.

         350. Wood has improperly acted in concert with Porter to improperly block any transaction or other strategy from Telos' Board which would generate sufficient liquidity to pay Telos' ERPS obligation.

         351.     Porter's and Wood's stranglehold
on Telos caused the en masse resignation of six of Telos' seven independent directors.

         352. Unless a receiver is appointed, Telos will continue to engage in the ultra vires, fraudulent, and otherwise illegal acts complained of herein, so as to pose an imminent danger to the assets of Telos.

         353. Accordingly, Plaintiffs petition this Court, under its general equitable powers, to appoint a receiver for Telos to take charge of the company's assets and operate the business of the corporation, as necessary and proper to preserve them, and to take such actions as are necessary to terminate and remedy defendants' ultra vires, fraudulent, and otherwise illegal acts complained of herein, pending further determination and action of this Court.

                                    COUNT IV
                                    --------
                     Petition for Dissolution of Corporation
        Md. Code, Corporations & Associations, ss. 3-413(b)(2); ss. 3-414
                                 (against Telos)

         354. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         355.     Plaintiffs are equity holders of Telos Corporation.

         356. Telos' Officers and Directors and majority Common Stock holder Porter have engaged in illegal, oppressive, and fraudulent acts, as alleged hereinabove.

         357. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that understate Telos' ERPS obligation.

         358. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that improperly attempt to reverse Telos' publicly disclosed election to pay PIK Dividends on the ERPS from 1992 to 1995.

         359. Telos' Officers and Directors have certified materially misstated financial statements with the SEC that cited erroneous justifications for Telos' failure to properly account for the ERPS obligation as a short-term liability.

         360. Telos' Officers and Directors have regularly approved illegitimate cash disbursements to Porter in the form of "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         361. Telos' Directors have approved exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         362. Telos' Officers and Directors have abdicated their duties to Telos by allowing Porter and Wood to control Telos.

         363. Upon information and belief, Telos' Officers and Directors have approved regular cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         364. Porter has improperly used his majority position in all of Telos' securities to protect his family's investment in Telos and to receive regular improper cash payments from Telos.

         365. Wood has improperly acted in concert with Porter to improperly block any transaction or other strategy from Telos' Board which would generate sufficient liquidity to pay Telos' ERPS obligation.

         366. Porter's and Wood's stranglehold on Telos caused the en masse resignation of six of Telos' seven independent directors.

         367. Since 1998, Telos has consistently generated significant operating losses.

         368. Telos' deepening insolvency is demonstrated by its repeated renegotiations of its Wells Fargo Facility whereby Telos is increasing its line of credit in order to fund its operations.

         369. Telos' independent auditors have expressed doubt about Telos' ability to continue as a going concern.

         370. Plaintiffs hereby petition this Court that Telos be dissolved and for the appointment of a temporary receiver to take charge of Telos' assets and operate the business of the corporation, as necessary and proper to preserve them, pending a final determination as to dissolution.

                                     COUNT V
                                     -------
                             Shareholder Oppression
                                (against Porter)

         371. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         372. Porter is the majority stakeholder in all the securities of Telos except the ERPS.

         373. Porter owns controlling positions in all securities senior to the ERPS (the Porter Note and senior preferred stock) and in all securities junior to the ERPS (Common Stock).

         374. Porter's ownership of Telos has resulted in Porter's control and domination of Telos' Board.

         375. Porter used his influence with the Board to cause Telos to pay him exorbitant interest on the Porter Note.

         376. Porter used his influence with the Board to cause Telos to pay him illegitimate "consulting fees."

         377. Porter used his influence with the Board to cause Telos to continually perpetuate the Pre-Payment Penalty in the Porter Note, despite the fact that the measure hinders Telos' ability to pursue strategic transactions in the capital market, and despite the fact that Telos' Board have had numerous opportunities to allow the Pre-Payment Penalty to expire.

         378. Porter used his influence with the Board to cause Telos to pre-pay $3 million on the Porter Note in 2002.

         379. Porter used his influence with the Board to cause Telos to grant him stock options and other securities and instruments in Enterworks.

         380. Porter used his influence with the Board to cause Telos to dilute Telos' ownership interest in Enterworks.

         381. Porter used his influence with the Board to cause Telos, in its 2005 Form 10-K, to reverse position on the payment to the ERPS holders of the PIK Dividends. This action benefited Porter directly, at the expense of the ERPS holders, because it allowed Porter to avoid decreased valuation to his Common Stock by the issuance of additional ERPS.

         382. Porter used his influence with the Board to cause Telos to make illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         383. Porter used his majority position in Telos to block a sale of the entire entity, despite the fact that Telos' independent Directors found that such a sale would be in the interest of Telos and all its stakeholders.

         384. By obtaining a significant monetary benefit for himself at the expense of the minority ERPS holders, Porter has engaged in systematic oppression of those ERPS holders.

         385. The ERPS holders have been directly and significantly damaged as a proximate cause of Porter's oppression. Specifically, the ERPS holders have lost at least $32 million in value due to Telos' recent reversal of its position on the PIK Dividends, as well as all improper cash payments made to Porter in the form of interest payments on the Porter Note and illegitimate "consulting fees."

                               ADDITIONAL RELIEF
                               -----------------

         386. Plaintiffs plead the following Counts regardless of whether they are adjudged to be equity holders or creditors of Telos.

                                    COUNT VI
                                    --------
               Md. Code, Corporations & Associations, ss. 2-405.1
                             (against the Directors)

         387. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         388. The Directors are obligated to perform their duties in good faith.

         389. The Directors are obligated to perform their duties in a manner they reasonably believe to be in the best interest of the corporation.

         390. The Directors are obligated to perform their duties with the care that an ordinarily prudent person in a like position would use under similar circumstances.

         391. The Directors breached their duties by certifying materially misstated financial statements filed with the SEC that understate Telos' ERPS obligation.

         392. The Directors breached their duties by certifying materially misstated financial statements filed with the SEC that improperly attempt to reverse Telos' publicly disclosed election to pay PIK Dividends on the ERPS from 1992 to 1995.

         393. The Directors breached their duties by certifying materially misstated financial statements filed with the SEC that cited erroneous justifications for Telos' failure to properly account for the ERPS obligation as a short-term liability.

         394. The Directors breached their duties by approving improper cash disbursements to Porter in the form of illegitimate "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         395. The Directors breached their duties by approving exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         396. The Directors breached their duties by approving the Fraudulent Conveyances to Telos' executives and insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         397. The Directors breached their duties by abdicating their duties to Telos and allowing Porter and Wood to control Telos.

         398. Upon information and belief, Telos' Directors have breached their duties by regularly approving illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         399. In committing the breaches set out above, the Directors wholly failed to exercise any business judgment whatsoever.

         400. In committing the breaches set out above, the Directors acted carelessly, recklessly and/or were grossly negligent in the performance of their duties.

         401. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         402. Plaintiff Costa Brava demanded that Telos (1) recover its fraudulent transfers, (2) cease bonus payments and stock option grants to executives, (3) actively pursue a financial resolution of its insolvency, and
(4) pursue a financial solution that facilitates payments of mandatory dividends and mandatory redemption, including a demand for appropriate legal action, but Telos has refused. Specifically, by letter to the Telos' Board dated September 9, 2005, Costa Brava demanded that Telos' Board take corrective action within 30 days by providing a full and complete accounting, as well as recovering cash bonus payments and canceling or prohibiting the exercise of stock options granted to Wood, Flaherty, Marino, Williams, McDuffie and Tracy. Telos did not respond to Costa Brava's demand letter.

         403. As a result of the refusal by Telos, Plaintiffs have standing to bring this claim against the Directors derivatively on behalf of Telos.

         404. The damages from the foregoing breaches of duty are in an amount not yet fully ascertained.

                                    COUNT VII
                                    ---------
                            Breach of Fiduciary Duty
                             (against the Officers)

         405. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         406. The Officers stand in a fiduciary relationship with their corporation, Telos.

         407. The Officers are obligated to perform their duties with the utmost good faith and loyalty.

         408. The Officers are obligated not to engage in self-dealing to the detriment of Telos and its creditors and stockholders.

         409. The Officers breached their duties by approving improper cash disbursements to Porter in the form of illegitimate "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         410. The Officers breached their duties by approving and accepting exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         411. The Officers breached their duties by approving and accepting the Fraudulent Conveyances while the company is generating operating losses and enlarging its Wells Fargo Facility.

         412. The Officers breached their duties by certifying and filing materially misstated financial disclosures with the SEC that misstate Telos' obligations with respect to the ERPS by approximately $40 million.

         413. The Officers breached their duties by certifying and filing materially misstated financial disclosures with the SEC that materially misstate the nature of the short-term obligation with respect to the due and owing dividends on the ERPS as well as the redemption of the instruments themselves.

         414. The Officers breached their duties by abdicating their duties to Telos and allowing Porter and Wood to control Telos.

         415. Upon information and belief, Telos' Officers have breached their duties by regularly approving illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         416. In committing the breaches set out above, the Officers failed to consider the interests of Telos and Telos' creditors, and instead were motivated by their own self-interest.

         417. In committing the breaches set out above, the Officers wholly failed to exercise any business judgment whatsoever.

         418. In committing the breaches set out above, the Officers acted carelessly, recklessly and/or were grossly negligent in the performance of their duties.

         419. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         420. Plaintiffs demanded that Telos (1) recover its fraudulent transfers, (2) cease bonus payments and stock option grants to executives and any exercise thereof, (3) actively pursue a financial resolution of its insolvency, and (4) pursue a financial solution that facilitates payments of mandatory dividends and mandatory redemption, including a demand for appropriate legal action, but Telos has refused. Specifically, by letter to the Telos' Board dated September 9, 2005, Costa Brava demanded that Telos' Board take corrective action within 30 days by providing a full and complete accounting, as well as recovering cash bonuses paid to Wood, Flaherty, Marino, Williams, McDuffie and Tracy. Costa Brava also demanded that Telos' Board cancel or prohibit the exercise of stock options granted to Wood, Flaherty, Marino, Williams and McDuffie. Telos did not respond to Costa Brava's demand letter.

         421. As a result of the refusal by the Officers and Directors, Plaintiffs have standing to bring this claim derivatively on behalf of Telos.

         422. The damages from the foregoing breaches of duty are in an amount not yet fully ascertained.

                                       V.
                                   JURY DEMAND
                                   -----------

         423. Trial by Jury is hereby demanded. WHEREFORE, Plaintiffs demand judgment against Defendants:

         (1) for a full and complete accounting of Telos and its subsidiaries, including but not limited to its investment in Enterworks and Xacta;

         (2) for a declaration that Porter, the Officers and Directors hold all Fraudulent Conveyances complained of hereinabove in constructive trust for Telos;

         (3) for an order requiring Porter, the Officers and Directors to account to Plaintiffs for all of the proceeds derived as a result of the Fraudulent Conveyances, and to pay to Telos the sum found due on such accounting;

         (4) for preliminary and permanent injunctions enjoining Telos from making future bonus payments to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full and the mandatory redemption schedule is fulfilled;

         (5) for preliminary and permanent injunctions enjoining Telos from making further grants of stock options in Telos and its wholly-owned subsidiaries to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full and the mandatory redemption schedule is fulfilled;

         (6) for preliminary and permanent injunctions enjoining Porter and any Officers and Directors who have already received grants of stock options in Telos' subsidiaries from exercising those options unless and until dividend arrearages on the ERPS are satisfied in full and the mandatory redemption schedule is fulfilled;

         (7) for preliminary and permanent injunction enjoining Wood and Nakazawa from managing or otherwise participating in the governance of Telos and any of its subsidiaries, including but not limited to any participation in the creation of Telos' publicly filed financial statements;

         (8)      for damages to Telos;

         (9)      for damages to the ERPS holders;

         (10)     for the appointment of a receiver;

         (11)     for the dissolution of Telos;

         (12) for costs of court and such other and further relief as to which Plaintiffs may be entitled.

Dated:   February 27, 2007                SHUMAKER WILLIAMS, P.C.

                                  By:     /s/ HARRY LEVY
                                          -----------------------------------
                                          Harry Levy
                                          40 West Chesapeake Avenue, Suite 605
                                          Towson, Maryland 21204
                                          (410) 825-5223
                                          (410) 825-5426 (facsimile)

                                          - and-

                                          WARNER STEVENS, LLP
                                          Lewis T. Stevens (TX Bar No. 24031366)
                                          Jeffrey R. Erler (TX Bar No. 00796516)
                                          J. Todd Key (TX Bar No. 24027104)
                                          301 Commerce Street, Suite 1700
                                          Fort Worth, Texas 76102
                                          (817) 810-5250
                                          (817) 810-5255 (facsimile)

                                          ATTORNEYS FOR PLANITIFF
                                          COSTA BRAVA PARTNERSHIP III, L.P.

                                          - and -

                                          WHITEFORD, TAYLOR & PRESTON, L.L.P.

                                  By:     /s/ JONATHAN CLAIBORNE
                                          --------------------------------------
                                          Jonathan E. Claiborne
                                          7 St. Paul Street, Suite 1400
                                          Baltimore, Maryland 21202-1626
                                          (410) 347-9409
                                          (410) 223-4309 (facsimile)

                                          - and-

                                          KANE KESSLER, P.C.
                                          Jeffrey H. Daichman, Esq.
                                          1350 Avenue of The Americas
                                          New York, New York 10019-4896
                                          (212) 519-5142
                                          (212) 245-3009 (facsimile)

                                          ATTORNEYS FOR PLAINTIFF
                                          WYNNEFIELD PARTNERS SMALL CAP VALUE,
                                          L.P.

                                  Exhibit 99.17

                     Nominating Letter dated March 1, 2007
                        Costa Brava Partnership III L.P.
                 Roark, Rearden & Hamot Capital Management, LLC
                               420 Boylston Street
                           Boston, Massachusetts 02116

                                                                   March 1, 2007
VIA FACSIMILE AND FEDERAL EXPRESS
Ms. Therese Hathaway
Secretary
Telos Corporation
19886 Ashburn Road
Ashburn, VA 20147-2358

Re:  Notice of Intent to Nominate Persons for Election as
     ----------------------------------------------------
     Class D Directors of Telos Corporation
     --------------------------------------

Ladies and Gentlemen:

         Costa Brava Partnership III L.P. ("Costa Brava") hereby submits this notice (this "Notice") pursuant to the requirements set forth in the Amended and Restated Bylaws of Telos Corporation ("Telos" or the "Company"), filed with the United States Securities and Exchange Commission (the "SEC") as Exhibit 10.104 to the Form 10-K for the fiscal year ended December 31, 2005 (the "Bylaws").

         Pursuant to Article Fifth, Section 7 of the Company's certificate of incorporation (the "Charter"), in the event that dividends payable on the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "ERPS") shall be in arrears and unpaid for three consecutive full semi-annual periods, then the holders of ERPS shall have the exclusive right, voting separately as a class, to elect the directors of the Corporation to fill two directorships, which directors shall be designated "Class D directors." In a letter dated February 7, 2007, Costa Brava requested that Telos call a Special Meeting of holders of the ERPS to elect two (2) Class D Directors (the "Special Meeting").

         Costa Brava hereby requests that the Nominating and Corporate Governance Committee of the Company's Board of Directors consider the persons listed below as nominees for Class D Director at a Special Meeting of the holders of the ERPS (each, a "Nominee" and together, the "Nominees"):

         Andrew R. Siegel
         Seth W. Hamot

         Each of these nominees brings a relevant skill set to the Telos of today and of the future. In the event that the Nominating and Corporate Governance Committee determines not to nominate the Nominees for election as Class D Directors, Costa Brava also represents that it intends to appear in person or by proxy at the Special Meeting to nominate Mr. Siegel and Mr. Hamot as Class D Directors of the Company for election by the holders of the ERPS.

         Pursuant to section 12(b) of the Bylaws, nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice and complies with the notice procedures set forth in the Bylaws. In order to comply with the Bylaws, notice must be delivered to the secretary at the principal executive offices of the Corporation not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting.

         Costa Brava's principal address is 420 Boylston Street, Boston, MA 02116. Costa Brava is the beneficial owner of 506,811 shares of ERPS of the Company. The record holder of the ERPS beneficially owned by Costa Brava is a nominee of The Depository Trust Company ("DTC"). DTC's address is 55 Water Street, 49th Floor, New York, NY 10041-0099.

         Certain information about each Nominee and Costa Brava is set forth in Annex A. Annex A also includes additional information on each Nominee's qualifications and employment history. In addition, each Nominee has consented to being named as a nominee and to serve as a director of the Company, if elected. The written consent of each Nominee is attached as Annex B. The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto, should be deemed disclosed for all purposes of this Notice.

         Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement") substantially in the form attached hereto as Annex C. The Indemnification Agreement provides that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. This discussion is qualified in its entirety by reference to the form of Indemnification Agreement attached hereto as Annex C.

         Neither the delivery of this Notice in accordance with the Notice Requirements nor any delivery by Costa Brava of additional information to the Company from and after the date hereof shall be deemed to constitute an admission by Costa Brava or any of its affiliates that such delivery is required or as to the legality or enforceability of any other matter, or a waiver by Costa Brava or any of its affiliates of its right to contest or challenge, in any way, the enforceability of any other matter.


                                       Very truly yours,
                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC
                                           its General Partner

                                       By: /s/ SETH HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President